As filed with the Securities and Exchange Commission on October 10, 2007

Registration No. 333

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ATLAS PIPELINE HOLDINGS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	43-2094238
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive office)

Matthew A. Jones

Atlas Pipeline Holdings GP, LLC

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

(Address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of communications to:

Lisa A. Ernst, Esq.

Ledgewood

1900 Market Street, Suite 750

Philadelphia, PA 19103

(215) 731-9450

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or reinvestment plans, please check the following box:  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit(1)	Proposed maximum aggregate offering price	Amount of registration fee
Common units representing limited partner interests	6,249,995	$38.75	$242,187,307	$7,436

(1)	Estimated solely for the purpose of computing the amount of the registration fee in accordance with Rule 457(c) of the Securities Act of 1933, based upon the average of the high and low prices on the New York Stock Exchange on October 4, 2007.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 10, 2007

PROSPECTUS

6,249,995 Common Units

ATLAS PIPELINE HOLDINGS, L.P.

This prospectus relates to the sale of up to 6,249,995 common units representing limited partner interests for the account of the selling unitholders named in this prospectus. The common units may be sold in the open market, on the New York Stock Exchange, in privately negotiated transactions or a combination of these methods. We will not receive any of the proceeds from the sale of the common units covered by this prospectus.

Our common units are quoted on the New York Stock Exchange under the symbol “AHD.” The last reported sales price of our common units was $38.00 per unit on October 9, 2007.

Investing in our common units involves risks. You should carefully consider the risks described under “ Risk Factors” beginning on page 5 of this prospectus before you make an investment in our securities.

Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108. Our telephone number is (412) 262-2830.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Prospectus dated                     , 2007

No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.

GUIDE TO READING THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process or continuous offering process. Under this shelf registration process, the selling unitholders may, from time to time, sell the securities described in this prospectus in one or more offerings. This prospectus provides you with a general description of the securities which may be offered by the selling unitholders. Additional information, including our financial statements and the notes thereto, is incorporated in this prospectus by reference to our reports filed with the SEC. See “Where You Can Find More Information.” You are urged to read this prospectus, including the “Risk Factors,” and our SEC reports in their entirety.

The following information should help you understand some of the terms used in this prospectus. Unless the context indicates otherwise:

•	the terms “the Partnership,” “we,” “our” and “us” refer to Atlas Pipeline Holdings, L.P. and its subsidiaries;

•	the term “our general partner” refers to Atlas Pipeline Holdings GP, LLC;

•	the term “APL” refers to Atlas Pipeline Partners, L.P. and its subsidiaries;

•	we refer to natural gas liquids, such as ethane, propane, normal butane, isobutane and natural gasoline, as “NGLs”; and

•	we refer to the Federal Energy Regulatory Commission as “FERC.”

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INFORMATION ABOUT ATLAS PIPELINE HOLDINGS, L.P.

We are a publicly-traded Delaware limited partnership. On July 26, 2006, Atlas America, Inc. contributed to us its ownership interest in Atlas Pipeline Partners GP, LLC, its then wholly-owned subsidiary, a Delaware limited liability company and the general partner of Atlas Pipeline Partners, L.P.

Our cash generating assets currently consist solely of our interests in APL, a publicly traded Delaware limited partnership (NYSE: APL). APL is a midstream energy service provider engaged in the transmission, gathering and processing of natural gas in the Mid-Continent and Appalachian regions. Our interests in APL consist of a 100% ownership in Atlas Pipeline GP, which owns:

•	a 2.0% general partner interest in APL, which entitles it to receive 2.0% of the cash distributed by APL;

•

all of the incentive distribution rights in APL, which entitle it to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by APL as it reaches certain target distribution levels in excess of $0.42 per APL common unit in any quarter; and

•	5,476,253 common units of APL, representing approximately 14.2% of the outstanding common units of APL, or a 13.5% limited partner interest in APL.

While we, like APL, are structured as a limited partnership, our capital structure and cash distribution policy differ materially from those of APL. Most notably, our general partner does not have an economic interest in us and is not entitled to receive any distributions from us, and our capital structure does not include incentive distribution rights. Therefore, all of our distributions are made on our common units, which is our only class of security outstanding.

Our ownership of APL’s incentive distribution rights entitles us to receive an increasing percentage of cash distributed by APL as it reaches certain target distribution levels. The rights entitle us to receive the following:

•	13% of all cash distributed in a quarter after each APL common unit has received $0.42 for that quarter;

•	23% of all cash distributed after each APL common unit has received $0.52 for that quarter; and

•	48% of all cash distributed after each APL common unit has received $0.60 for that quarter.

We pay to our unitholders, on a quarterly basis, distributions equal to the cash we received from APL, less certain reserves for expenses and other uses of cash, including:

•	our general and administrative expenses, including expenses as a result of being a publicly traded partnership;

•	capital contributions to maintain or increase our ownership interest in APL; and

•	reserves our general partner believes prudent to maintain for the proper conduct of our business or to provide for future distributions.

Our principal executive offices are located at Westpointe Corporate Center One, 1550 Coraopolis Heights Road, Moon Township, PA 15108 and our telephone number is (412) 262-2830.

Our website is www.atlaspipelineholdings.com. The information found on, or otherwise accessible through, our website is not incorporated into, and does not form a part of, this prospectus or any other report or document we file with or furnish to the SEC.

Atlas Pipeline Partners, L.P.

APL is a publicly-traded midstream energy services provider engaged in the transmission, gathering and processing of natural gas. It is a leading provider of natural gas gathering services in the Anadarko, Arkoma, Golden Trend and Permian Basins in the southwestern and mid-continent United States, and the Appalachian Basin in the eastern United States. In addition, it provides natural gas processing and treatment services in Oklahoma and Texas. APL also provides interstate gas transmission services in southeast Oklahoma, Arkansas and southeast Missouri. APL conducts its business through two operating segments: its Mid-Continent operations and its Appalachian operations.

APL owns and operates through its Mid-Continent operations:

•

a Federal Energy Regulatory Commission, or FERC, -regulated, 565-mile interstate pipeline system, which we refer to as “Ozark Gas Transmission,” that extends from southeastern Oklahoma through Arkansas and into southeastern Missouri;

•	three natural gas processing plants and one treating facility, each located in Oklahoma; and

•

1,900 miles of active natural gas gathering systems located in Oklahoma, Arkansas, northern Texas and the Texas panhandle, which transport gas from wells and central delivery points in the Mid-Continent region to APL’s natural gas processing plants or Ozark Gas Transmission.

In addition, as a result of its recent acquisitions from Anadarko Petroleum Corporation, described below under “—Recent Developments” APL also operates the following:

•	The Chaney Dell system is located in northwest Oklahoma and southern Kansas, near the center of the Anadarko Basin. This system consists of two active processing facilities:

•	the Waynoka plant, a 200 Mmcf/d cryogenic unit in Woods County, OK;

•	the Chester plant, a 30 Mmcf/d cryogenic expander unit in Woodward County, OK; and

•	approximately 3,470 miles of gathering pipeline covering six counties in the Anadarko Basin across northwestern Oklahoma and southern Kansas.

•	The Midkiff/Benedum system is located in the Spraberry Trend of the Permian Basin, near Midland, Texas. This system consists of the following:

•	the Midkiff plant, a 130 Mmcf/d cryogenic facility in Reagan County, TX;

•	the Benedum plant, a 43 Mmcf/d cryogenic facility in Upton County, TX; and

•	approximately 2,500 miles of gathering pipeline located across four counties in the Permian Basin of west Texas.

Through its Appalachian operations, APL owns and operates 1,600 miles of intrastate natural gas gathering systems in eastern Ohio, western New York and western Pennsylvania. Through an omnibus agreement and other agreements between APL and Atlas America and its affiliates, including Atlas Energy Resources, LLC (NYSE: ATN), a leading sponsor of natural gas drilling investment partnerships in the Appalachian Basin, APL gathers substantially all of the natural gas for its Appalachian Basin operations from wells operated by Atlas Energy. Among other things, the omnibus agreement requires Atlas Energy to connect to APL’s gathering systems wells it operates that are located within 2,500 feet of the gathering systems. APL is also party to natural gas gathering agreements with Atlas America and Atlas Energy under which it receives gathering fees, generally equal to a percentage, typically 16%, of the selling price of the natural gas it transports.

Recent Developments

On July 27, 2007, APL acquired control of the 100% interest in natural gas gathering systems and processing plants known as the “Chaney Dell system” and the approximate 73% interest in natural gas gathering systems and processing plants known as the “Midkiff/Benedum system” from Western Gas Resources, Inc. and Western Gas Resources—Westana, Inc., subsidiaries of Anadarko Petroleum Corporation, which we refer to collectively as Anadarko.

APL effected the acquisition by the formation of two joint venture companies, to which it contributed $1.85 billion and Anadarko contributed the respective systems. Available cash generated from the two joint venture companies will be distributed 95% to APL and 5% to Anadarko. Anadarko’s member interest in the joint ventures is required to be redeemed not later than July 27, 2037, and Anadarko may demand redemption at any time after July 27, 2022. Anadarko will also receive a loan from the joint ventures in an amount equal to our cash contribution and give the joint ventures a note which matures on July 27, 2042.

In connection with this acquisition, APL reached an agreement with Pioneer Natural Resources Company (NYSE: PXD), which currently holds an approximate 27.2% interest in the Midkiff/Benedum system, whereby Pioneer will have an option to buy up to an additional 14.6% interest in the Midkiff/Benedum system on June 15, 2008, and up to an additional 7.4% interest on June 15, 2009 for an aggregate of $230.0 million, subject to adjustment. If Pioneer fully exercises its option, it would increase its interest in the system to approximately 49.2%. APL will manage and control the Midkiff/Benedum system regardless of whether Pioneer exercises the purchase option.

APL funded a portion of its contributions to the two joint ventures in part from an $830.0 million senior secured term loan which matures in July 2014 and a new $300.0 million senior secured revolving credit facility that matures in July 2013. Borrowings under the credit facility are secured by a lien on and security interest in all of APL’s property and that of its subsidiaries, except for the Chaney Dell and Midkiff/Benedum systems, and by the guaranty of each of APL’s subsidiaries other than the two joint ventures. Mandatory prepayments of the credit facility are required from the net cash proceeds of debt or equity issuances and of dispositions of assets that exceed $50.0 million in the aggregate in any fiscal year that are not reinvested in replacement assets within 360 days.

The credit agreement contains standard representations and covenants for facilities of this type, including covenants to maintain specified financial ratios. The events which constitute an event of default are also customary for loans of this size, including payment defaults, breaches of representations or covenants, adverse judgments in excess of a specified amount and a change of control. Occurrence of an event of default allows the lenders to accelerate the payment of the loans and terminate the commitments to lend.

Also on July 27, 2007, we completed a private placement of 6,249,995 common units, at an aggregate offering price of approximately $168.7 million. We paid UBS Securities LLC placement agent fees of $1.69 million. Our common units were issued and sold in a private transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended. We used the net cash proceeds of the private placement to purchase 3,835,227 common units in APL’s private offering of 25,568,175 common units. In addition, in order to maintain our 2% general partner interest in APL, we contributed approximately $23 million to APL, which we funded with an advance against our $50 million credit facility. APL used the net cash proceeds of its private placement to fund a portion of its contributions to the two joint ventures.

In connection with our private placement, we agreed to file this registration statement with the Securities and Exchange Commission covering the common units issued in the private placement. In connection with the APL private placement, APL amended its limited partnership agreement, with our approval, in order to:

•	effect certain technical amendment to the definition of “Available Cash” and

•	provide for the subordination of incentive distributions to us in the following manner:

•	up to $5 million per quarter for the first 8 quarters beginning with the quarter ending September 30, 2007; and

•	up to $3.75 million per quarter after the initial 8 quarter period.

RISK FACTORS

You should consider the following risk factors together with all of the other information included in this prospectus in evaluating an investment in our securities. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our securities could decline and you may lose some or all of your investment.

Risks Relating to Our Business

Our only cash generating assets are our interests in APL, and our cash flow is therefore completely dependent upon the ability of APL to make distributions to its partners.

The amounts of cash that APL generates may not be sufficient for it to pay distributions at the current or any other level of distribution. APL’s ability to make cash distributions depends primarily on its cash flow. Cash distributions do not depend directly on APL’s profitability, which is affected by non-cash items. Therefore, cash distributions may be made during periods when APL records losses and may not be made during periods when APL records profits. The actual amounts of cash APL generates will depend upon numerous factors relating to its business which may be beyond its control, including:

•	the demand for and price of its natural gas and NGLs;

•	expiration of significant contracts;

•	the volume of natural gas APL transports;

•	continued development of wells for connection to APL’s gathering systems;

•	the availability of local, intrastate and interstate transportation systems;

•	the expenses APL incurs in providing its gathering services;

•	the cost of acquisitions and capital improvements;

•	APL’s issuance of equity securities;

•	required principal and interest payments on APL’s debt;

•	fluctuations in working capital;

•	prevailing economic conditions;

•	fuel conservation measures;

•	alternate fuel requirements;

•	government regulation and taxation; and

•	technical advances in fuel economy and energy generation devices.

In addition, the actual amount of cash that APL will have available for distribution will depend on other factors, including:

•	the level of capital expenditures it makes;

•	the sources of cash used to fund its acquisitions;

•	its debt service requirements and requirements to pay dividends on its outstanding preferred units, and restrictions on distributions contained in its current or future debt agreements; and

•	the amount of cash reserves established by us, as APL’s general partner, for the conduct of APL’s business.

APL is unable to borrow under its credit facility to pay distributions of available cash to unitholders because such borrowings would not constitute “working capital borrowings” under its partnership agreement. Because APL will be unable to borrow money to pay distributions unless it establishes a facility that meets the definition contained in its partnership agreement, APL’s ability to pay a distribution in any quarter is solely dependent on its ability to generate sufficient operating surplus with respect to that quarter.

APL’s debt levels and restrictions in our and APL’s credit facilities could limit our ability to make distributions to our unitholders.

APL has a significant amount of debt. APL will need a substantial portion of its cash flow to make principal and interest payments on its indebtedness, reducing the funds that would otherwise be available for operations, future business opportunities and distributions to its unitholders. If APL’s operating results are not sufficient to service its current or future indebtedness, it will be forced to take actions such as reducing distributions, reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing its indebtedness, or seeking additional equity capital or bankruptcy protection. APL may not be able to effect any of these remedies on satisfactory terms, or at all.

Our and APL’s credit facilities contain covenants limiting our and its ability to incur indebtedness, grant liens, engage in transactions with affiliates and make distributions to unitholders. Our and APL’s credit facilities also contain covenants requiring us and APL to maintain specified financial ratios. In addition, we and APL are prohibited from making any distribution to our respective unitholders if the distribution would cause an event of default or otherwise violate a covenant under our respective credit facilities.

If we do not pay distributions on our common units with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future.

Our distributions to unitholders will not be cumulative. Consequently, if we do not pay distributions on our common units with respect to any fiscal quarter, our unitholders will not be entitled to receive such payments in the future.

In the future, we may not have sufficient cash to pay distributions at our current quarterly distribution level or to increase distributions.

Our earnings and cash flow currently derive exclusively of cash distributions from APL. Therefore, the amount of distributions we are able to make to our unitholders may fluctuate based on the level of distributions APL makes to its partners. We cannot assure you that APL will continue to make quarterly distributions at its current level or increase its quarterly distributions in the future. In addition, while we would expect to increase or decrease distributions to our unitholders if APL increases or decreases distributions to us, the timing and amount of such increased or decreased distributions, if any, will not necessarily be comparable to the timing and amount of the increase or decrease in distributions made by APL to us.

Our ability to distribute cash received from APL to our unitholders is limited by a number of factors, including:

•	interest expense and principal payments on any current or future indebtedness;

•	restrictions on distributions contained in any current or future debt agreements;

•	our general and administrative expenses, including expenses we incur as a result of being a public company;

•	expenses of our subsidiaries other than APL, including tax liabilities of our corporate subsidiaries, if any;

•

reserves necessary for us to make the necessary capital contributions to maintain our 2.0% general partner interest in APL as required by its partnership agreement upon the issuance of additional partnership securities by APL; and

•	reserves our general partner believes prudent for us to maintain for the proper conduct of our business or to provide for future distributions.

We cannot guarantee that in the future we will be able to pay distributions or that any distributions we do make will be at or above our current quarterly distribution level. The actual amount of cash that is available for distribution to our unitholders will depend on numerous factors, many of which are beyond our control or the control of our general partner.

We, as the parent of APL’s general partner, may limit or modify the incentive distributions we are entitled to receive from APL in order to facilitate the growth strategy of APL. Our general partner’s board of directors can give this consent without a vote of our unitholders.

We own APL’s general partner, which owns the incentive distribution rights in APL that entitles us to receive increasing percentages, up to a maximum of 48.0%, of any cash distributed by APL as it reaches certain target distribution levels in excess of $0.42 per common unit in any quarter. A substantial portion of the cash flows we receive from APL is provided by these incentive distributions. APL’s board of directors may reduce the incentive distribution rights payable to us with our consent, which we may provide without the approval of our unitholders.

In order to facilitate acquisitions by APL, we may elect to limit the incentive distributions we are entitled to receive with respect to a particular acquisition or unit issuance contemplated by APL. This is because a potential acquisition might not be accretive to APL’s common unitholders as a result of the significant portion of that acquisition’s cash flows which would be paid as incentive distributions to us. By limiting the level of incentive distributions in connection with a particular acquisition or issuance of units of APL, the cash flows associated with that acquisition could be accretive to APL’s common unitholders as well as substantially beneficial to us. In doing so, the managing board of APL’s general partner would be required to consider both its fiduciary obligations to investors in APL as well as to us. Our partnership agreement specifically permits our general partner to authorize the general partner of APL to limit or modify the incentive distribution rights held by us if our general partner determines that such limitation or modification does not adversely affect our limited partners in any material respect.

In connection with APL’s July 2007 private placement to finance the Anadarko acquisition, APL amended its limited partnership agreement, with our approval, in order to provide for the subordination of incentive distributions to us in the following manner:

•	up to $5 million per quarter for the first 8 quarters beginning with the quarter ending September 30, 2007; and

•	up to $3.75 million per quarter after the initial 8 quarter period.

A reduction in APL’s distributions will disproportionately affect the amount of cash distributions to which we are currently entitled.

Our ownership of the incentive distribution rights in APL, through our ownership of equity interests in Atlas Pipeline GP, the holder of the incentive distribution rights, entitles us to receive our pro rata share of specified percentages of total cash distributions made by APL with respect to any particular quarter only in the event that APL distributes more than $0.42 per common unit for the quarter. As a result, the holders of APL’s common units have a priority over the holders of APL’s incentive distribution rights to the extent of cash distributions by APL up to and including $0.42 per common unit for any quarter.

Our incentive distribution rights entitle us to receive increasing percentages, up to 48%, of all cash distributed by APL. Because the incentive distribution rights currently participate at the maximum 48% target cash distribution level in all distributions made by APL above the current distribution level, future growth in distributions we receive from APL will not result from an increase in the target cash distribution level associated with the incentive distribution rights.

Furthermore, a decrease in the amount of distributions by APL to less than $0.60 per common unit per quarter would reduce Atlas Pipeline GP’s percentage of the incremental cash distributions above $0.52 per common unit per quarter from 48% to 23%. As a result, any such reduction in quarterly cash distributions from APL would have the effect of disproportionately reducing the amount of all distributions that we receive based on our ownership interest in the incentive distribution rights in APL as compared to cash distributions we receive on our 2.0% general partner interest in APL and our APL common units.

Our ability to meet our financial needs may be adversely affected by our cash distribution policy and our lack of operational assets.

Our cash distribution policy, which is consistent with our partnership agreement, requires us to distribute all of our available cash quarterly. Our only cash generating assets are partnership interests, including incentive distribution rights, in APL, and we currently have no independent operations from those of APL. Moreover, a reduction in APL’s distributions will disproportionately affect the amount of cash distributions we receive. Given that our cash distribution policy is to distribute available cash and not retain it and that our only cash generating assets are partnership interests in APL, we may not have enough cash to meet our needs if any of the following events occur:

•	an increase in our operating expenses;

•	an increase in general and administrative expenses;

•	an increase in principal and interest payments on our outstanding debt;

•	an increase in working capital requirements; or

•	an increase in cash needs of APL or its subsidiaries that reduces APL’s distributions.

There is no guarantee that our unitholders will receive quarterly distributions from us.

Our cash distribution policy is subject to the following restrictions and limitations and may be changed at any time, including in the following ways:

•

We may lack sufficient cash to pay distributions to our unitholders due to a number of factors, including increases in our general and administrative expenses, principal and interest payments on debt we may incur, tax expenses, working capital requirements and anticipated cash needs of us or APL and its subsidiaries.

•

Our cash distribution policy is, and APL’s cash distribution policy is, subject to restrictions on distributions under our respective credit facilities, such as material financial tests and covenants and limitations on paying distributions during an event of default.

•

Our general partner’s board of directors has the authority under our partnership agreement to establish reserves for the prudent conduct of our business and for future cash distributions to our unitholders, and the managing board of APL’s general partner has the authority under APL’s partnership agreement to establish reserves for the prudent conduct of APL’s business and for future cash distributions to APL’s common unitholders. The establishment of those reserves could result in a reduction in cash distributions to our unitholders from current levels pursuant to our stated cash distribution policy.

•	Our partnership agreement, including our cash distribution policy contained in it, may be amended by a vote of the holders of a majority of our common units.

•

Even if our cash distribution policy is not amended, the amount of distributions we pay and the decision to make any distribution is determined by our general partner, taking into consideration the terms of our partnership agreement, the amount of distributions paid under APL’s cash distribution policy and the decision to make any distribution to its unitholders is at the discretion of APL’s general partner, taking into consideration the terms of its partnership agreement.

•

Under Section 17-607 of the Delaware Revised Uniform Limited Partnership Act, APL may not make a distribution to its partners if the distribution would cause its liabilities to exceed the fair value of its assets, and we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets.

Because of these restrictions and limitations on our cash distribution policy and our ability to change our cash distribution policy, we may not have available cash to distribute to our unitholders, and there is no guarantee that our unitholders will receive quarterly distributions from us.

Our cash distribution policy limits our ability to grow.

Because we distribute all of our available cash, our growth may not be as fast as businesses that reinvest their available cash to expand ongoing operations. In fact, our growth is currently completely dependent upon APL’s ability to increase its quarterly distribution per unit because our only cash-generating assets are partnership interests in APL, including incentive distribution rights. If we issue additional units or incur debt to fund acquisitions and capital expenditures, the payment of distributions on those additional units or interest on that debt could increase the risk that we will be unable to maintain or increase our per unit distribution level.

Consistent with the terms of its partnership agreement, APL distributes to its partners its available cash each quarter. In determining the amount of cash available for distribution, APL sets aside cash reserves, including reserves it believes prudent to maintain for the proper conduct of its business or to provide for future distributions. Additionally, it has relied upon external financing sources, including commercial borrowings and other debt and equity issuances, to fund its acquisition capital expenditures. Accordingly, to the extent APL does not have sufficient cash reserves or is unable to finance growth externally, its cash distribution policy will significantly impair its ability to grow. In addition, to the extent APL issues additional units in connection with any acquisitions or capital expenditures, the payment of distributions on those additional common units may increase the risk that APL will be unable to maintain or increase its per common unit distribution level, which in turn may impact the available cash that we have to distribute to our unitholders. The incurrence of additional debt to finance its growth strategy would result in increased interest expense to APL, which in turn may impact the available cash that we have to distribute to our unitholders.

We are largely dependent on APL for our growth. As a result of the fiduciary obligations of APL’s general partner, which is our wholly-owned subsidiary, to the common unitholders of APL, our ability to pursue business opportunities independently will be limited.

We currently intend to grow primarily through the growth of APL. While we are not precluded from pursuing business opportunities independently of APL, our subsidiary, as the general partner of APL, has fiduciary duties to APL unitholders which would make it difficult for us to engage in any business activity that is competitive with APL. Those fiduciary duties are applicable to us because we control the general partner through our ability to elect all of its directors. While there may be circumstances in which these fiduciary duties may be satisfied while allowing us to pursue business opportunities independent of APL, we expect such opportunities to be limited. Accordingly, we may be unable to diversify our sources of revenue in order to increase cash distributions.

Our ability to sell our partnership interests in APL may be limited by securities laws restrictions and liquidity constraints.

All of the 5,476,253 common units of APL that we own are unregistered, restricted securities, within the meaning of Rule 144 under the Securities Act of 1933. Unless we exercise our registration rights with respect to these common units, we are limited to selling into the market in any three-month period an amount of APL common units that does not exceed the greater of 1% of the total number of common units outstanding or the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale. We face contractual limitations on our ability to sell our general partner interest and incentive distribution rights and the market for such interests is illiquid.

The control of our general partner may be transferred to a third party, and that party could replace our current management team, in each case without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, there is no restriction in our limited partnership agreement on the ability of the owners of our general partner to transfer their ownership interest in our general partner to a third party. The owner of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and to control the decisions taken by the board of directors and officers.

APL’s common unitholders have the right to remove APL’s general partner with the approval of the holders of 66 2/3% of all units, which would cause us to lose our general partner interest and incentive distribution rights in APL and the ability to manage APL.

We currently manage APL through Atlas Pipeline GP, APL’s general partner and our wholly-owned subsidiary. APL’s partnership agreement, however, gives APL common unitholders the right to remove APL’s general partner upon the affirmative vote of holders of 66 2/3% of APL’s outstanding common units. If Atlas Pipeline GP were removed as general partner of APL, it would receive cash or common units in exchange for its 2.0% general partner interest and the incentive distribution rights and would lose its ability to manage APL. While the common units or cash we would receive are intended under the terms of APL’s partnership agreement to fully compensate us in the event such an exchange is required, the value of these common units or investments we make with the cash over time may not be equivalent to the value of the general partner interest and the incentive distribution rights had we retained them.

If APL’s general partner is not fully reimbursed or indemnified for obligations and liabilities it incurs in managing the business and affairs of APL, its value, and therefore the value of our common units, could decline.

The general partner of APL may make expenditures on behalf of APL for which it will seek reimbursement from APL. In addition, under Delaware partnership law, APL’s general partner, in its capacity as such, has unlimited liability for the obligations of APL, such as its debts and environmental liabilities, except for those contractual obligations of APL that are expressly made without recourse to the general partner. To the extent Atlas Pipeline GP incurs obligations on behalf of APL, it is entitled to be reimbursed or indemnified by APL. If APL is unable or unwilling to reimburse or indemnify its general partner, Atlas Pipeline GP may be unable to satisfy these liabilities or obligations, which would reduce its value and therefore the value of our common units.

Cost reimbursements due APL’s general partner may be substantial and will reduce the cash available for distributions to APL’s common unitholders and thereby, our unitholders.

APL reimburses Atlas America, APL’s general partner and their affiliates, including officers and directors of Atlas America, for all expenses they occur on APL’s behalf. APL’s general partner has sole discretion to determine the amount of these expenses. In addition, Atlas America and its affiliates provide APL with services for which they charge APL reasonable fees as determined by Atlas America in its sole discretion. The reimbursement of expenses or payment of fees could adversely affect APL’s ability to make distributions to its common unitholders and thereby, adversely affect our ability to make distributions to our unitholders.

Our unitholders do not elect our general partner or vote on our general partner’s officers or directors, and the rights of unitholders owning 20% or more of our units are further restricted under our partnership agreement. Atlas America owns approximately 64% of our units at August 31, 2007, a sufficient number to block any attempt to remove our general partner.

Unlike the holders of common stock in a corporation, our unitholders have only limited voting rights on matters affecting our business and, therefore, limited ability to influence management’s decisions regarding our business. Our unitholders did not elect our general partner or the officers or directors of our general partner and have no right to elect our general partner or the officers and directors of our general partner on an annual or other continuing basis in the future. The board of directors of our general partner, including independent directors, is chosen by the members of our general partner.

Furthermore, if our unitholders are dissatisfied with the performance of our general partner, they have little ability to remove our general partner. Our general partner may not be removed except upon the vote of the holders of at least 66 2/3% of the outstanding units voting together as a single class. Because Atlas America owns approximately 64% of our outstanding units at August 31, 2007, our general partner may not be removed without the consent of Atlas America.

Our unitholders’ voting rights are further restricted by the provision in our limited partnership agreement stating that any units held by a person that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot be voted on any matter. In addition, our limited partnership agreement contains provisions limiting the ability of our unitholders to call meetings or to acquire information about our operations, as well as other provisions limiting our unitholders’ ability to influence the manner or direction of our management. As a result of these provisions, the price at which our common units trade in the future may be lower because of the absence or reduction of a takeover premium in the trading price.

APL may issue additional limited partner units, which may increase the risk of it not having sufficient available cash to maintain or increase its distribution level.

APL has wide discretion to issue additional limited partner units, including units that rank senior to its common units and the incentive distribution rights as to quarterly cash distributions, on the terms and conditions established by its general partner. The payment of distributions on additional APL common units may increase the risk of APL being unable to maintain or increase its distribution level. To the extent new APL limited partner units are senior to the APL common units and the incentive distribution rights, their issuance will increase the uncertainty of the payment of distributions on the common units and the incentive distribution rights. Neither the common units nor the incentive distribution rights are entitled to any arrearages from prior quarters.

We may issue an unlimited number of limited partner interests without the consent of our unitholders, which will dilute existing limited partners’ ownership interest in us and may increase the risk that we will not have sufficient available cash to maintain or increase our per unit distribution level.

We may issue an unlimited number of limited partner interests of any type without the approval of our unitholders on terms and conditions established by our general partner at any time. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

•	our unitholders’ proportionate ownership interest in us will decrease;

•	the amount of cash available for distribution on each unit may decrease;

•	the relative voting strength of each previously outstanding unit may be diminished;

•	the ratio of taxable income to distributions may increase; and

•	the market price of the common units may decline.

If in the future we cease to manage and control APL through our ownership of its general partner interests, we may be deemed to be an investment company under the Investment Company Act of 1940.

If we cease to manage and control APL and are deemed to be an investment company under the Investment Company Act of 1940, we would either have to register as an investment company under the Investment Company Act of 1940, obtain exemptive relief from the SEC or modify our organizational structure or our contract rights to fall outside the definition of an investment company. Registering as an investment company could, among other things, materially limit our ability to engage in transactions with affiliates, including the purchase and sale of certain securities or other property to or from our affiliates, restrict our ability to borrow funds or engage in other transactions involving leverage and require us to add additional directors who are independent of us or our affiliates.

Our unitholders may have to repay distributions or make additional contributions under certain circumstances.

Under Delaware law, our unitholders could be held liable for our obligations to the same extent as our general partner if a court determined that the right or the exercise of the right by our unitholders as a group to remove or replace our general partner, to approve some amendments to the limited partnership agreement or to take other action under our limited partnership agreement constituted participation in the “control” of our business.

Our general partner generally has unlimited liability for our obligations, such as our debts and environmental liabilities, except for those contractual obligations that are expressly made without recourse to our general partner. Additionally, the limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in many jurisdictions.

In addition, Section 17-607 of the Delaware Revised Uniform Limited Partnership Act provides that, under some circumstances, a unitholder may be liable to us for the amount of a distribution for a period of three years from the date of the distribution.

Risks Related to Our Conflicts of Interest

Although we control APL through our ownership of its general partner, APL’s general partner owes fiduciary duties to APL and APL’s unitholders, which may conflict with our interests.

Conflicts of interest exist and may arise in the future as a result of the relationships between us and our affiliates, including APL’s general partner, on the one hand, and APL and its limited partners, on the other hand. The directors and officers of Atlas Pipeline GP have fiduciary duties to manage APL in a manner beneficial to us, its owner. At the same time, these directors and officers have a fiduciary duty to manage APL in a manner beneficial to APL and its limited partners. The managing board of APL or its conflicts committee will resolve any such conflict and has broad latitude to consider the interests of all parties to the conflict. The resolution of these conflicts may not always be in our best interest or that of our unitholders.

For example, conflicts of interest may arise in the following situations:

•	the allocation of shared overhead expenses to APL and us;

•	the interpretation and enforcement of contractual obligations between us and our affiliates, on the one hand, and APL, on the other hand;

•	the determination and timing of the amount of cash to be distributed to APL’s partners and the amount of cash reserved for the future conduct of APL’s business;

•	the decision as to whether APL should make acquisitions, and on what terms; and

•	any decision we make in the future to engage in business activities independent of, or in competition with, APL.

The fiduciary duties of our general partner’s officers and directors may conflict with those of APL’s general partner’s officers and directors.

Our general partner’s officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our partners. However, some of our general partner’s executive officers and non-independent directors also serve as executive officers and directors of APL’s general partner, and, as a result, have fiduciary duties to manage the business of APL in a manner beneficial to APL and its partners. Consequently, these directors and officers may encounter situations in which their fiduciary obligations to APL, on one hand, and to us, on the other hand, are in conflict. The resolution of these conflicts of interest may not always be in our best interest or that of our unitholders.

If we are presented with certain business opportunities, APL will have the first right to pursue such opportunities.

Pursuant to the omnibus agreement between us and APL, we have agreed to certain business opportunity arrangements to address potential conflicts that may arise between us and APL. If a business opportunity in respect of any business activity in which APL is currently engaged is presented to us, our general partner or APL or its general partner, then APL will have the first right to pursue such business opportunity.

APL and affiliates of our general partner are not limited in their ability to compete with us, which could cause conflicts of interest and limit our ability to acquire additional assets or businesses which in turn could adversely affect our results of operations and cash available for distribution to our unitholders.

Neither our partnership agreement nor the omnibus agreement between us, APL, Atlas Pipeline GP and Atlas Pipeline Holdings GP, LLC prohibit APL or affiliates of our general partner from owning assets or engaging in businesses that compete directly or indirectly with us or one another. In addition, APL and its affiliates or affiliates of our general partner may acquire, construct or dispose of additional assets related to the transmission, gathering and processing of natural gas, NGLs or other assets in the future, without any obligation to offer us the opportunity to purchase or construct any of those assets. As a result, competition among these entities could adversely impact APL’s or our results of operations and cash available for distribution.

Potential conflicts of interest may arise among our general partner, its affiliates and us. Our general partner and its affiliates have limited fiduciary duties to us and our unitholders, which may permit them to favor their own interests to the detriment of us and our unitholders.

Conflicts of interest may arise among our general partner and its affiliates, on the one hand, and us and our unitholders, on the other hand. As a result of these conflicts, our general partner may favor its own interests and the interests of its affiliates over the interests of our unitholders. These conflicts include, among others, the following:

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Our general partner is allowed to take into account the interests of parties other than us, including APL and its affiliates and any other businesses acquired in the future, in resolving conflicts of interest, which has the effect of limiting its fiduciary duty to our unitholders.

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Our general partner has limited its liability and reduced its fiduciary duties under the terms of our partnership agreement, while also restricting the remedies available to our unitholders for actions that, without these limitations, might constitute breaches of fiduciary duties. As a result of purchasing our units, unitholders consent to various actions and conflicts of interest that might otherwise constitute a breach of fiduciary or other duties under applicable state law.

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Our general partner determines the amount and timing of our investment transactions, borrowings, issuances of additional partnership securities and reserves, each of which can affect the amount of cash that is available for distribution to our unitholders.

•	Our general partner determines which costs incurred by it and its affiliates are reimbursable by us.

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Our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered, or from entering into additional contractual arrangements with any of these entities on our behalf, so long as the terms of any such payments or additional contractual arrangements are fair and reasonable to us.

•	Our general partner controls the enforcement of obligations owed to us by it and its affiliates.

•	Our general partner decides whether to retain separate counsel, accountants or others to perform services for us.

Our general partner may not be fully reimbursed for the use of its officers and employees by APL’s general partner.

Our general partner shares officers and administrative personnel with APL’s general partner to operate both our business and APL’s business. Our general partner’s officers, who are also the officers of APL’s general partner, will allocate, in their reasonable and sole discretion, the time they spend on our behalf and on behalf of APL. These allocations are not the result of arm’s-length negotiations between APL’s general partner and our general partner. Although our general partner intends to be reimbursed by APL’s general partner for its employees’ activities, due to the nature of the allocations, this reimbursement may not exactly match the actual time and overhead spent.

Our partnership agreement limits our general partner’s fiduciary duties to us and our unitholders and restricts the remedies available to our unitholders for actions taken by our general partner that might otherwise constitute breaches of fiduciary duty.

Our partnership agreement contains provisions that reduce the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement:

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permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Examples include the exercise of its limited call right, its rights to vote and transfer the units it owns, its registration rights and its determination whether or not to consent to any merger or consolidation of our partnership or amendment to our partnership agreement;

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provides that our general partner will not have any liability to us or our unitholders for decisions made in its capacity as a general partner so long as it acted in good faith, meaning it believed the decisions were in the best interests of our partnership;

•	generally provides that affiliated transactions and resolutions of conflicts of interest not approved by the audit and conflicts committee of the board of directors of our general partner and not involving a vote of unitholders must be on terms no less favorable to us than those generally being provided to or available from unrelated third parties or be “fair and reasonable” to us and that, in determining whether a transaction or resolution is “fair and reasonable,” our general partner may consider the totality of the relationships among the parties involved, including other transactions that may be particularly advantageous or beneficial to us;

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provides that in resolving conflicts of interest, it will be presumed that in making its decision the general partner acted in good faith, and in any proceeding brought by or on behalf of any limited partner or us, the person bringing or prosecuting such proceeding will have the burden of overcoming such presumption; and

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provides that our general partner and its officers and directors will not be liable for monetary damages to us, our limited partners or assignees for any acts or omissions unless there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that the general partner or those other persons acted in bad faith or engaged in fraud or willful misconduct or, in the case of a criminal matter, acted with knowledge that such person’s conduct was criminal.

In order to become a limited partner of our partnership, our unitholders are required to agree to be bound by the provisions in the partnership agreement, including the provisions discussed above.

Our general partner has a limited call right that may require our unitholders to sell their units at an undesirable time or price.

If at any time our general partner and its affiliates own more than 87.5% of our outstanding units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the units held by unaffiliated persons at a price not less than their then-current market price. As a result, our unitholders may be required to sell their units at an undesirable time or price and may not receive any return on their investment. Our unitholders may also incur a tax liability upon a sale of their units. At August 31, 2007, Atlas America owned approximately 64% of our outstanding units.

Risks Related to APL’s Business

The scope and costs of the risks involved in making acquisitions may prove greater than estimated at the time of the acquisition.

Any acquisition involves potential risks, including, among other things:

•	the risk that reserves expected to support the acquired assets may not be of the anticipated magnitude or may not be developed as anticipated;

•	mistaken assumptions about revenues and costs, including synergies;

•	significant increases in our indebtedness and working capital requirements;

•	an inability to integrate successfully or timely the businesses we acquire;

•	the assumption of unknown liabilities;

•	limitations on rights to indemnity from the seller;

•	the diversion of management’s attention from other business concerns;

•	increased demands on existing personnel;

•	customer or key employee losses at the acquired businesses; and

•	the failure to realize expected growth or profitability.

The scope and cost of these risks may ultimately be materially greater than estimated at the time of the acquisition. Further, APL’s future acquisition costs may be higher than those it has achieved historically. Any of these factors could adversely impact APL’s future growth and ability to increase distributions.

APL’s profitability is affected by the volatility of prices for natural gas and NGL products.

APL derives a majority of its gross margin from percentage-of-proceeds and keep-whole contracts. As a result, its income depends to a significant extent upon the prices at which it buys and sell natural gas and at which it sells natural gas liquids, or NGLs, and condensate. A 10% change in the average price of NGLs, natural gas and condensate APL processes and sells would result in a change to its consolidated income for the year ended December 31, 2007 of approximately $5.3 million. Additionally, changes in natural gas prices may indirectly impact APL’s profitability since prices can influence drilling activity and well operations and thus the volume of gas it gathers and processes. Historically, the price of both natural gas and NGLs has been subject to significant volatility in response to relatively minor changes in the supply and demand for natural gas and NGL products, market uncertainty and a variety of additional factors beyond APL’s control, including those we describe above. We expect this volatility to continue. This volatility may cause APL’s gross margin and cash flows to vary widely from period to period. APL’s hedging strategies may not be sufficient to offset price volatility risk and, in any event, do not cover all of the throughput volumes. Moreover, hedges are subject to inherent risks, which we describe in “— APL’s hedging strategies may fail to protect it and could reduce its gross margin and cash flow.”

The amount of natural gas APL transports will decline over time unless it is able to attract new wells to connect to its gathering systems.

Production of natural gas from a well generally declines over time until the well can no longer economically produce natural gas and is plugged and abandoned. Failure to connect new wells to APL’s gathering systems could, therefore, result in the amount of natural gas its transports reducing substantially over time and could, upon exhaustion of the current wells, cause APL to abandon one or more of its gathering systems and, possibly, cease operations. The primary factors affecting APL’s ability to connect new supplies of natural gas to its gathering systems include its success in contracting for existing wells that are not committed to other systems, the level of drilling activity near its gathering systems and, in the Mid-Continent region, its ability to attract natural gas producers away from its competitors’ gathering systems. Over time, fluctuations in energy prices can greatly affect production rates and investments by third parties in the development of new oil and natural gas reserves. Drilling activity generally decreases as oil and natural gas prices decrease. APL has no control over the level of drilling activity in its service areas, the amount of reserves underlying wells that connect to its systems and the rate at which production from a well will decline. In addition, APL has no control over producers or their production decisions, which are affected by, among other things, prevailing and projected energy prices, demand for hydrocarbons, the level of reserves, geological considerations, governmental regulation and the availability and cost of capital. Because APL’s operating costs are fixed to a significant degree, a reduction in the natural gas volumes it transports or processes would result in a reduction in its gross margin and cash flows.

The success of APL’s Mid-Continent operations depends upon their ability to continually find and contract for new sources of natural gas supply from unrelated third parties.

Unlike APL’s Appalachian operations, none of the drillers or operators in its Mid-Continent service area is an affiliate. Moreover, APL’s agreements with most of the drillers and operators with which its Mid-Continent operations do business do not require them to dedicate significant amounts of undeveloped acreage to our systems. As a result, APL does not have assured sources to provide it with new wells to connect to its Mid-Continent gathering systems. Failure to connect new wells to the Mid-Continent operations will, as described in “— The amount of natural gas APL transports will decline over time unless it is able to attract new wells to connect to its gathering systems,” above, reduce its gross margin and cash flows.

APL’s Mid-Continent operations currently depend on certain key producers for their supply of natural gas; the loss of any of these key producers could reduce its revenues.

During 2007, Chesapeake Energy Corporation, Kaiser-Francis Oil Company, Burlington Resources Inc., St. Mary Land and Exploration Company, Sanguine Gas Exploration, LLC and Pioneer supplied APL’s Mid-Continent systems with a majority of their natural gas supply. If these producers reduce the volumes of natural gas that they supply to APL, its gross margin and cash flows would be reduced unless it obtains comparable supplies of natural gas from other producers.

The curtailment of operations at, or closure of, any of APL’s processing plants could harm its business.

If operations at any of APL’s processing plants were to be curtailed, or closed, whether due to accident, natural catastrophe, environmental regulation or for any other reason, APL’s ability to process natural gas from the relevant gathering system and, as a result, its ability to extract and sell NGLs, would be harmed. If this curtailment or stoppage were to extend for more than a short period, its gross margin and cash flows would be materially reduced.

APL may face increased competition in the future in its Mid-Continent service areas.

APL’s Mid-Continent operations may face competition for well connections. Duke Energy Field Services, LLC, ONEOK, Inc., Carrera Gas Company, Cimmarron Transportation, LLC and Enogex, Inc. operate competing gathering systems and processing plants in APL’s Velma service area. In its Elk City and Sweetwater service area, ONEOK Field Services, Eagle Rock Midstream Resources, L.P., Enbridge Energy Partners, L.P., CenterPoint Energy, Inc. and Enogex Inc. operate competing gathering systems and processing plants. CenterPoint Energy, Inc.’s interstate system is the nearest direct competitor to its Ozark Gas Transmission system. CenterPoint and Hiland Partners operate competing gathering systems in Ozark Gas Gathering’s service area. Hiland Partners, DCP Midstream, Mustang Fuel Corporation and ONEOK Partners operate competing gathering systems and processing plants in APL’s Chaney Dell service area. DCP Midstream, J.L. Davis, and Targa Resources operate competing gathering systems and processing plants in its Midkiff/Benedum service area. Some of APL’s competitors have greater financial and other resources than APL. If these companies become more active in APL’s Mid-Continent service areas, it may not be able to compete successfully with them in securing new well connections or retaining current well connections. If it does not compete successfully, the amount of natural gas APL transports, processes and treats will decrease, reducing its gross margin and cash flows.

The amount of natural gas APL transports, treats or processes may be reduced if the public utility and interstate pipelines to which it delivers gas cannot or will not accept the gas.

APL’s gathering systems principally serve as intermediate transportation facilities between sales lines from wells connected to its systems and the public utility or interstate pipelines to which it delivers natural gas. If one or more of these pipelines has service interruptions, capacity limitations or otherwise does not accept the natural gas it transports, and APL cannot arrange for delivery to other pipelines, local distribution companies or end users, the amount of natural gas it transports may be reduced. Since APL’s revenues depend upon the volumes of natural gas it transports, this could result in a material reduction in its gross margin and cash flows.

The amount of natural gas APL transports, treats or processes may be reduced if the natural gas liquids pipelines to which it delivers NGLs cannot or will not accept the gas.

If one or more of the pipelines to which APL delivers NGLs has service interruptions, capacity limitations or otherwise does not accept the NGLs it sells to or transports on, and APL cannot arrange for delivery to other pipelines, the amount of NGLs it sells or transports may be reduced. Since APL’s revenues depend upon the volumes of NGLs it sells or transports, this could result in a material reduction in its gross margin and cash flows.

APL may be unsuccessful in integrating the operations from its recent acquisitions or any future acquisitions with its operations and in realizing all of the anticipated benefits of these acquisitions.

APL acquired its interests in the Chaney Dell and Midkiff/Benedum systems in July 2007 and is currently in the process of integrating their operations with its own. APL also has an active, on-going program to identify other potential acquisitions. The integration of previously independent operations with APL’s can be a complex, costly and time-consuming process. The difficulties of combining the Chaney Dell and Midkiff/Benedum systems, as well as any operations it may acquire in the future, with APL include, among other things:

•	operating a significantly larger combined entity;

•	the necessity of coordinating geographically disparate organizations, systems and facilities;

•	integrating personnel with diverse business backgrounds and organizational cultures;

•	consolidating operational and administrative functions;

•	integrating internal controls, compliance under Sarbanes-Oxley Act of 2002 and other corporate governance matters;

•	the diversion of management’s attention from other business concerns;

•	customer or key employee loss from the acquired businesses;

•	a significant increase in our indebtedness; and

•	potential environmental or regulatory liabilities and title problems.

The process of combining companies or the failure to integrate them successfully could harm APL’s business or future prospects, and result in significant decreases in its gross margin and cash flows.

The acquisitions of APL’s interests in the Chaney Dell and Midkiff/Benedum systems have substantially changed its business, making it difficult to evaluate its business based upon historical financial information.

APL’s acquisitions of its interests in the Chaney Dell and Midkiff/Benedum systems have significantly increased its size and substantially redefined its business plan, expanded its geographic market and resulted in large changes to its revenues and expenses. As a result of these acquisitions, and APL’s continued plan to acquire and integrate additional companies that it believes present attractive opportunities, APL’s financial results for any period or changes in its results across periods may continue to dramatically change. APL’s historical financial results, therefore, should not be relied upon to accurately predict its future operating results, thereby making the evaluation of its business more difficult.

The success of APL’s Appalachian operations depends upon Atlas Energy Resources, LLC’s ability to drill and complete commercial producing wells.

Substantially all of the wells APL connects to its gathering systems in its Appalachian service area are drilled and operated by Atlas Energy Resources, LLC for drilling investment partnerships sponsored by it. As a result, APL’s Appalachian operations depend principally upon the success of Atlas Energy in sponsoring drilling investment partnerships and completing wells for these partnerships. Atlas Energy operates in a highly competitive environment for acquiring undeveloped leasehold acreage and attracting capital. Atlas Energy may not be able to compete successfully in the future in acquiring undeveloped leasehold acreage or in raising additional capital through its drilling investment partnerships. Furthermore, Atlas Energy is not required to connect wells for which it is not the operator to APL’s gathering systems. If Atlas Energy cannot or does not continue to sponsor drilling investment partnerships, if the amount of money raised by those partnerships decreases, or if the number of wells actually drilled and completed as commercially producing wells decreases, the amount of natural gas transported by APL’s Appalachian gathering systems would substantially decrease and could, upon exhaustion of the wells currently connected to its gathering systems, cause APL to abandon one or more of its Appalachian gathering systems, thereby materially reducing its gross margin and cash flows.

The failure of Atlas Energy to perform its obligations under APL’s natural gas gathering agreements with it may adversely affect APL’s business.

Substantially all of APL’s Appalachian operating system revenues currently consist of the fees it receives under the master natural gas gathering agreement and other transportation agreements it has with Atlas Energy and its affiliates. APL expects to derive a material portion of its gross margin from the services it provides under its contracts with Atlas Energy for the foreseeable future. Any factor or event adversely affecting Atlas Energy’s business or its ability to perform under its contracts with APL or any default or nonperformance by Atlas Energy of its contractual obligations to it, could reduce APL’s gross margin and cash flows.

Due to APL’s lack of asset diversification, negative developments in its operations would reduce its ability to make distributions to its unitholders.

APL relies exclusively on the revenues generated from its transportation, gathering and processing operations, and as a result, its financial condition depends upon prices of, and continued demand for, natural gas and NGLs. Due to APL’s lack of asset-type diversification, a negative development in one of these businesses would have a significantly greater impact on its financial condition and results of operations than if it maintained more diverse assets.

APL’s construction of new assets may not result in revenue increases and is subject to regulatory, environmental, political, legal and economic risks, which could impair its results of operations and financial condition.

One of the ways APL may grow its business is through the construction of new assets, such as the Sweetwater plant. The construction of additions or modifications to APL’s existing systems and facilities, and the construction of new assets, involve numerous regulatory, environmental, political and legal uncertainties beyond its control and require the expenditure of significant amounts of capital. Any projects APL undertakes may not be completed on schedule at the budgeted cost, or at all. Moreover, APL’s revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if it expands a gathering system, the construction may occur over an extended period of time, and it will not receive any material increase in revenues until the project is completed. Moreover, it may construct facilities to capture anticipated future growth in production in a region in which growth does not materialize. Since APL is not engaged in the exploration for and development of natural gas reserves, it often does not have access to estimates of potential reserves in an area before constructing facilities in the area. To the extent it relies on estimates of future production in its decision to construct additions to its systems, the estimates may prove to be inaccurate because there are numerous uncertainties inherent in estimating quantities of future production. As a result, new facilities may not be able to attract enough throughput to achieve APL’s expected investment return, which could impair its results of operations and financial condition. In addition, its actual revenues from a project could materially differ from expectations as a result of the price of natural gas, the NGL content of the natural gas processed and other economic factors described in this section.

APL recently completed construction of its Sweetwater natural gas processing plant, from which it expects to generate additional incremental cash flow. APL also continues to expand the natural gas gathering system surrounding Sweetwater in order to maximize its plant throughput. In addition to the risks discussed above, expected incremental revenue from the Sweetwater natural gas processing plant could be reduced or delayed due to the following reasons:

•	difficulties in obtaining equity or debt financing for additional construction and operating costs;

•	difficulties in obtaining permits or other regulatory or third-party consents;

•	additional construction and operating costs exceeding budget estimates;

•	revenue being less than expected due to lower commodity prices or lower demand;

•	difficulties in obtaining consistent supplies of natural gas; and

•	terms in operating agreements that are not favorable to APL.

If APL is unable to obtain new rights-of-way or the cost of renewing existing rights-of-way increases, then it may be unable to fully execute its growth strategy and its cash flows could be reduced.

The construction of additions to APL’s existing gathering assets may require it to obtain new rights-of-way before constructing new pipelines. APL may be unable to obtain rights-of-way to connect new natural gas supplies to its existing gathering lines or capitalize on other attractive expansion opportunities. Additionally, it may become more expensive for it to obtain new rights-of-way or to renew existing rights-of-way. If the cost of obtaining new rights-of-way or renewing existing rights-of-way increases, then its cash flows could be reduced.

Regulation of APL’s gathering operations could increase its operating costs, decrease its revenues, or both.

Currently APL’s gathering and processing of natural gas is exempt from regulation under the Natural Gas Act of 1938. However, the implementation of new laws or policies, or interpretations of existing laws, could subject it to regulation by FERC under the Natural Gas Act, the Natural Gas Policy Act or other laws enacted after the date of this prospectus. Any such regulation would increase its costs, decrease its gross margin and cash flows, or both.

Nonetheless, FERC regulation will still affect APL’s business and the market for its products. FERC’s policies and practices affect a range of APL’s natural gas pipeline activities, including, for example, its policies on open access transportation, ratemaking, capacity release, environmental protection and market center promotion, which indirectly affect intrastate markets. In recent years, FERC has pursued pro-competitive policies in its regulation of interstate natural gas pipelines. However, we cannot assure you that FERC will continue this approach as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas transportation capacity.

Since federal law generally leaves any economic regulation of natural gas gathering to the states, state and local regulations may also affect APL’s business. Matters subject to such regulation include access, rates, terms of service and safety. For example, APL’s gathering lines are subject to ratable take, common purchaser, and similar statutes in one or more jurisdictions in which it operates. Common purchaser statutes generally require gatherers to purchase without undue discrimination as to source of supply or producer, while ratable take statutes generally require gatherers to take, without undue discrimination, natural gas production that may be tendered to the gatherer for handling. Texas and Oklahoma have adopted complaint-based regulation of natural gas gathering activities, which allows natural gas producers and shippers to file complaints with state regulators in an effort to resolve grievances relating to natural gas gathering access and discrimination with respect to rates or terms of service. Should a complaint be filed or regulation by the Texas Railroad Commission or Oklahoma Corporation Commission become more active, APL’s revenues could decrease. Any of these laws may restrict our right as an owner of gathering facilities to decide with whom APL contracts to purchase or transport natural gas.

Increased regulatory requirements relating to the integrity of the Ozark Gas Transmission pipeline and APL’s other assets could require APL to spend additional money to comply with these requirements. In particular, Ozark Gas Transmission is subject to extensive laws and regulations related to pipeline integrity. Federal legislation signed into law in December 2002 includes guidelines for the U.S. Department of Transportation and pipeline companies in the areas of testing, education, training and communication. Compliance with existing and recently enacted regulations requires significant expenditures. Additional laws and regulations that may be enacted in the future, such as U.S. Department of Transportation implementation of additional hydrostatic testing requirements, could significantly increase the amount of these expenditures.

Ozark Gas Transmission is subject to FERC rate-making policies that could have an adverse impact on APL’s ability to establish rates that would allow it to recover the full cost of operating the pipeline.

Rate-making policies by FERC could affect Ozark Gas Transmission’s ability to establish rates, or to charge rates that would cover future increases in its costs, or even to continue to collect rates that cover current costs. Natural gas companies may only charge rates that have been determined to be just and reasonable by FERC. The rates, terms and conditions of service provided by natural gas companies are required to be on file with FERC in FERC-approved tariffs. Pursuant to FERC’s jurisdiction over rates, existing rates may be challenged by complaint and proposed rate increases may be challenged by protest. We cannot assure you that FERC will continue to pursue its approach of pro-competitive policies as it considers matters such as pipeline rates and rules and policies that may affect rights of access to natural gas capacity and transportation facilities. Any successful complaint or protest against Ozark Gas Transmission’s rates could reduce APL’s revenues associated with providing transmission services. We cannot assure you that APL will be able to recover all of Ozark Gas Transmission’s costs through existing or future rates.

Ozark Gas Transmission is subject to regulation by FERC in addition to FERC rules and regulations related to the rates it can charge for its services.

FERC’s regulatory authority also extends to:

•	operating terms and conditions of service;

•	the types of services Ozark Gas Transmission’s may offer to its customers;

•	construction of new facilities;

•	acquisition, extension or abandonment of services or facilities;

•	accounts and records; and

•	relationships with affiliated companies involved in all aspects of the natural gas and energy businesses.

FERC action in any of these areas or modifications of its current regulations can impair Ozark Gas Transmission’s ability to compete for business, the costs it incurs in its operations, the construction of new facilities or its ability to recover the full cost of operating its pipeline. For example, revisions to interstate gas quality standards by FERC could create two distinct markets for natural gas––an interstate market subject to minimum quality standards and an intrastate market with different minimum quality standards. Such a bifurcation of markets could make it difficult for our pipelines to compete in both markets or to attract certain gas supplies away from the intrastate market. The time FERC takes to approve the construction of new facilities could raise the costs of our projects to the point where they are no longer economic.

FERC has authority over the terms and conditions of interstate pipeline services. Under FERC’s open access requirements, service generally must be undertaken pursuant to the terms and conditions of the pipeline’s open access tariff. Contracts for such services that deviate in a material manner from a pipeline’s tariff must be filed for approval by FERC or, alternatively, the pipeline must amend its generally available tariff to include the deviating terms, thereby offering it to all shippers. If FERC audits a pipeline’s contracts and finds deviations that appear to be unduly discriminatory, FERC could conduct a formal enforcement investigation, resulting in serious penalties and/or onerous ongoing compliance obligations.

Should Ozark Gas Transmission fail to comply with all applicable FERC administered statutes, rules, regulations and orders, it could be subject to substantial penalties and fines. Under the recently enacted Energy Policy Act of 2005, FERC has civil penalty authority under the Natural Gas Act to impose penalties for current violations of up to $1,000,000 per day for each violation.

Finally, we cannot give any assurance regarding the likely future regulations under which APL will operate Ozark Gas Transmission or the effect to such regulation could have on its business, financial condition, and results of operations.

Compliance with pipeline integrity regulations issued by the DOT and state agencies could result in substantial expenditures for testing, repairs and replacement.

DOT and state agency regulations require pipeline operators to develop integrity management programs for transportation pipelines located in “high consequence areas.” The regulations require operators to:

•	perform ongoing assessments of pipeline integrity;

•	identify and characterize applicable threats to pipeline segments that could impact a high consequence area;

•	improve data collection, integration and analysis;

•	repair and remediate the pipeline as necessary; and

•	implement preventative and mitigating actions.

We do not believe that the cost of implementing integrity management program testing along certain segments of our pipeline will have a material effect on APL’s results of operations. This does not include the costs, if any, of any repair, remediation, preventative or mitigating actions that may be determined to be necessary as a result of the testing program, which costs could be substantial.

APL’s midstream natural gas operations may incur significant costs and liabilities resulting from a failure to comply with new or existing environmental regulations or a release of hazardous substances into the environment.

The operations of APL’s gathering systems, plant and other facilities are subject to stringent and complex federal, state and local environmental laws and regulations. These laws and regulations can restrict or impact its business activities in many ways, including restricting the manner in which it disposes of substances, requiring remedial action to remove or mitigate contamination, and requiring capital expenditures to comply with control requirements. Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial requirements, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where substances and wastes have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of substances or wastes into the environment.

There is inherent risk of the incurrence of environmental costs and liabilities in APL’s business due to its handling of natural gas and other petroleum products, air emissions related to its operations, historical industry operations including releases of substances into the environment, and waste disposal practices. For example, an accidental release from one of its pipelines or processing facilities could subject it to substantial liabilities arising from environmental cleanup, restoration costs and natural resource damages, claims made by neighboring landowners and other third parties for personal injury and property damage, and fines or penalties for related violations of environmental laws or regulations. Moreover, the possibility exists that stricter laws, regulations or enforcement policies could significantly increase APL’s compliance costs and the cost of any remediation that may become necessary. APL may not be able to recover some or any of these costs from insurance.

Limitations on APL’s access to capital or the market for its common units will impair its ability to execute its growth strategy.

APL’s ability to raise capital for acquisitions and other capital expenditures depends upon ready access to the capital markets. Historically, APL has financed its acquisitions, and to a much lesser extent, expansions of its gathering systems by bank credit facilities and the proceeds of public and private equity offerings of its common units and preferred units. If APL is unable to access the capital markets, it may be unable to execute its strategy of growth through acquisitions.

APL’s hedging strategies may fail to protect it and could reduce its gross margin and cash flow.

APL pursues various hedging strategies to seek to reduce its exposure to losses from adverse changes in the prices for natural gas, condensate and NGLs. Its hedging activities will vary in scope based upon the level and volatility of natural gas, condensate and NGL prices and other changing market conditions. APL’s hedging activity may fail to protect or could harm it because, among other things:

•	hedging can be expensive, particularly during periods of volatile prices;

•	available hedges may not correspond directly with the risks against which it seeks protection;

•	the duration of the hedge may not match the duration of the risk against which it seeks protection; and

•	the party owing money in the hedging transaction may default on its obligation to pay.

Litigation or governmental regulation relating to environmental protection and operational safety may result in substantial costs and liabilities.

APL’s operations are subject to federal and state environmental laws under which owners of natural gas pipelines can be liable for clean-up costs and fines in connection with any pollution caused by their pipelines. It may also be held liable for clean-up costs resulting from pollution which occurred before its acquisition of the gathering systems. In addition, it is subject to federal and state safety laws that dictate the type of pipeline, quality of pipe protection, depth, methods of welding and other construction-related standards. Any violation of environmental, construction or safety laws could impose substantial liabilities and costs on APL.

APL is also subject to the requirements of the Occupational Health and Safety Act, or OSHA, and comparable state statutes. Any violation of OSHA could impose substantial costs on APL.

We cannot predict whether or in what form any new legislation or regulatory requirements might be enacted or adopted, nor can we predict APL’s costs of compliance. In general, we expect that new regulations would increase APL’s operating costs and, possibly, require it to obtain additional capital to pay for improvements or other compliance action necessitated by those regulations.

APL is subject to operating and litigation risks that may not be covered by insurance.

APL’s operations are subject to all operating hazards and risks incidental to transporting and processing natural gas and NGLs. These hazards include:

•	damage to pipelines, plants, related equipment and surrounding properties caused by floods and other natural disasters;

•	inadvertent damage from construction and farm equipment;

•	leakage of natural gas, NGLs and other hydrocarbons;

•	fires and explosions;

•	other hazards, including those associated with high-sulfur content, or sour gas, that could also result in personal injury and loss of life, pollution and suspension of operations; and

•	acts of terrorism directed at our pipeline infrastructure, production facilities, transmission and distribution facilities and surrounding properties.

As a result, APL may be a defendant in various legal proceedings and litigation arising from its operations. APL may not be able to maintain or obtain insurance of the type and amount it desires at reasonable rates. As a result of market conditions, premiums and deductibles for some of its insurance policies have increased substantially, and could escalate further. In some instances, insurance could become unavailable or available only for reduced amounts of coverage. For example, insurance carriers are now requiring broad exclusions for losses due to war risk and terrorist acts. If APL were to incur a significant liability for which it were not fully insured, its gross margin and cash flows would be materially reduced.

Tax Risks to Common Unitholders

For a discussion of the expected material federal income tax consequences of owning and disposing of common units, see “Tax Considerations” in this prospectus.

If we or APL were treated as a corporation for federal income tax purposes, or if we or APL were to become subject to entity-level taxation for federal or state income tax purposes, then our cash available for distribution to our unitholders would be substantially reduced.

The value of our investment in APL depends largely on it being treated as a partnership for federal income tax purposes, which requires that 90% or more of APL’s gross income for every taxable year consist of qualifying income, as defined in Section 7704 of the Internal Revenue Code. APL may not meet this requirement or current law may change so as to cause, in either event, APL to be treated as a corporation for federal income tax purposes or otherwise subject to federal income tax. Moreover, the anticipated after-tax benefit of an investment in our common units depends largely on our being treated as a partnership for federal income tax purposes. We have not requested, and do not plan to request, a ruling from the IRS on this or any other matter affecting us.

If APL were treated as a corporation for federal income tax purposes, it would pay federal income tax on its taxable income at the corporate tax rate, which is currently a maximum of 35%. Distributions to us would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to us. As a result, there would be a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

If we were treated as a corporation for federal income tax purposes, we would pay federal income tax on our taxable income at the corporate tax rate. Distributions to our unitholders would generally be taxed again as corporate distributions, and no income, gains, losses, deductions or credits would flow through to our unitholders. Because a tax would be imposed upon us as a corporation, our cash available for distribution to our unitholders would be substantially reduced. Thus, treatment of us as a corporation would result in a material reduction in our anticipated cash flow, likely causing a substantial reduction in the value of our units.

Current law may change, causing us or APL to be treated as a corporation for federal income tax purposes or otherwise subjecting us or APL to entity level taxation. For example, because of widespread state budget deficits, several states are evaluating ways to subject partnerships to entity level taxation through the imposition of state income, franchise or other forms of taxation. If any state were to impose a tax upon us or APL as an entity, the cash available for distribution to our unitholders would be reduced.

We may incur significant legal, accounting and related costs if the IRS challenges the federal income tax positions we take.

We have not requested a ruling from the IRS with respect to any matter affecting us. The IRS may adopt positions that differ from the conclusions of our counsel expressed in this prospectus supplement or from the positions we take. It may be necessary to resort to administrative or court proceedings to sustain counsel’s conclusions or the positions we take. A court may not concur with our conclusions. Any contest with the IRS may materially and negatively impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees and expenses, will be borne directly or indirectly by our unitholders and our general partner.

You may be required to pay taxes on income from us even if you do not receive cash distributions.

You will be required to pay federal income taxes and, in certain cases, state and local income taxes on your allocable share of our income, whether or not you receive cash distributions from us. We cannot assure you that you will receive cash distributions equal to your allocable share of our taxable income or even equal to the tax liability to you resulting from that income.

Further, you may incur a tax liability in excess of the amount of cash received upon the sale of your common units or upon our liquidation.

Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of common units in APL.

Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of APL common units. Other holders of APL common units receive remedial allocations of deductions from APL. Although we receive remedial allocations of deductions from APL, remedial allocations of deductions to us will be very limited. In addition, our ownership of APL’s incentive distribution rights causes more taxable income to be allocated to us from APL than is allocated to holders who hold only APL common units. If APL is successful in increasing its distributions over time, our income allocations from our APL incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will increase. Because our ratio of taxable income to cash distributions will be greater than the ratio applicable to holders of APL common units, your allocable taxable income will be significantly greater than that of a holder of common units in APL who receives cash distributions from APL equal to the cash distributions you receive from us.

Tax gain or loss on disposition of common units could be different than expected.

Upon the sale of common units, you will recognize gain or loss equal to the difference between the amount realized and your adjusted tax basis in those common units. Prior distributions in excess of the net taxable income you were allocated for a common unit which decreased your tax basis in that common unit will, in effect, become taxable income if you sell the common unit at a price greater than your tax basis in that common unit, even if the price is less than your original cost. A substantial portion of the amount realized, whether or not representing gains, may be ordinary income. Furthermore, should the IRS successfully contest our conventions, including our method of allocating income and loss as between transferors and transferees, you could realize more gain on the sale of common units than would be the case under those conventions without the benefit of decreased income in prior years.

Investors, other than individuals who are U.S. residents, may have adverse tax consequences from owning units.

Investment in common units by tax-exempt entities, regulated investment companies and foreign persons raises issues unique to them. For example, virtually all of our income will be unrelated business taxable income and will be taxable to organizations exempt from federal income tax, including IRAs and other retirement plans. Distributions to foreign persons will be reduced by withholding taxes.

We treat a purchaser of common units as having the same tax benefits without regard to the actual common units purchased; the IRS may challenge this treatment which could reduce the value of the units.

Because we cannot match transferors and transferees of common units, we will take certain tax positions that may not conform with all aspects of proposed and final Treasury regulations. For example, upon a transfer of units, we treat a portion of the Section 743(b) adjustment to a common unitholder’s tax basis in our assets as amortizable over the same remaining life and by the same method as the underlying assets, or nonamortizable if the underlying assets are nonamortizable. A successful IRS challenge to those conventions, including our method of amortizing Section 743(b) adjustments, could reduce the amount of tax benefits available to you. It also could affect the timing of these tax benefits or the amount of gain from your sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to your tax returns.

You will likely be subject to state and local taxes as a result of an investment in common units.

In addition to federal income taxes, you will likely be subject to other taxes, including state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes imposed by the various jurisdictions in which we do business or own property. You will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which we do business or own property. Further, you may be subject to penalties for failure to comply with those requirements. We currently own assets and do business in Arkansas, Kansas, Missouri, Ohio, Oklahoma, Pennsylvania, Texas and New York. Each of these states, except Texas, currently imposes a personal income tax. It is your responsibility to file all United States federal, state and local tax returns. Our counsel has not rendered an opinion on the state or local tax consequences of an investment in the common units.

The sale or exchange of 50% or more of our capital and profits interests during any 12-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. Our termination would, among other things, result in the closing of our taxable year for all unitholders and could result in a deferral of depreciation deductions allowable in computing our taxable income.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

The matters discussed or incorporated by reference in this prospectus may include forward-looking statements. These statements may be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should,” or “will,” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this report are forward-looking statements. We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	the volatility of natural gas prices and demand for natural gas and NGLs;

•	APL’s ability to connect new wells to its gathering systems;

•	APL’s ability to integrate newly acquired businesses with its operations;

•	adverse effects of governmental and environmental regulation;

•	limitations on APL’s access to capital or on the market for its common units; and

•	the strength and financial resources of APL’s competitors.

Other factors that could cause actual results to differ from those implied by the forward-looking statements in this report are more fully described in the “Risk Factors” section of this prospectus. Given these risks and uncertainties, you are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements included or incorporated by reference in this prospectus are made only as of the date hereof. We do not undertake and specifically decline any obligation to update any such statements or to publicly announce the results of any revisions to any of these statements to reflect future events or developments.

USE OF PROCEEDS

This prospectus relates to our common units that may be offered and sold from time to time by the selling unitholders referred to in this prospectus. We will not receive any of the proceeds from the sale of the common units contemplated by this prospectus.

DESCRIPTION OF COMMON UNITS

We describe our common units under the heading “Our Partnership Agreement.”

SELLING UNITHOLDERS

The selling unitholders may from time to time offer and sell any or all of the common units set forth below pursuant to this prospectus. When we refer to “selling unitholders” in this prospectus, we mean those persons listed in the table below, and the pledges, donees, permitted transferees, assignees, successors and others who later come to hold any of the selling unitholders’ interests in our common units other than through a public sale.

The following table sets forth, as of the date of this prospectus, the name of each selling unitholder for whom we are registering units for resale to the public, and the number of common units that each selling unitholder may offer pursuant to this prospectus. Unless otherwise noted, the common units being offered by the selling unitholders were acquired from us in the private placement that was completed on July 27, 2007. The common units offered by the selling unitholders were issued pursuant to exemptions from the registration requirements of the Securities Act. We have agreed to file a registration statement covering the common units received by the selling unitholders. Except as noted below, none of the selling unitholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates and none of the selling unitholders is or was affiliated with registered broker-dealers.

Based on the information provided to us at the time of the initial filing of the registration statement of which this prospectus is a part by each selling unitholder and as of the date the same was provided to us, assuming that the selling unitholders sell all of the common units beneficially owned by them that have been registered by us and do not acquire any additional units during the offering, each selling unitholder will not own any units other than those appearing in the column entitled “Number of common units owned after the offering.” We cannot advise you as to whether the selling unitholders will in fact sell any or all of such common units. In addition, the selling unitholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, the commons unit in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below.

Name of selling unitholder	Number of common units owned before the offering	Number of common units being registered	Number of common units owned after the offering(1)	Percentage of common units owned after the offering
Royal Bank of Canada(2)	411,111	411,111	0	—
Lehman Brothers Inc. (3)	387,200	380,000	7,200	*
LB I GROUP, Inc. (4)	277,777	277,777	0	—
Lehman Brothers MLP Opportunity Fund L.P. (5)	55,555	55,555	0	—
Magnetar Capital Fund, LP(6)	222,222	222,222	0	—
Swank MLP Convergence Fund, LP(7)	83,334	83,334	0	—
The Cushing MLP Opportunity Fund I, LP(7)	472,222	472,222	0	—
ZLP Fund, L.P. (8)	222,222	222,222	0	—
Cobalt Partners, LP(9)	88,845	88,845	0	—
Cobalt Capital SPV 2 LLC(9)	85,200	85,200	0	—
Cobalt Partners II, LP(9)	7,700	7,700	0	—
Guggenheim Portfolio Company XI, LLC(9)	12,700	12,700	0	—
Omega Capital Partners, L.P. (10)	178,556	178,556	0	—
Omega Capital Investors, L.P. (10)	33,500	33,500	0	—
Omega SPV Partners III, L.P. (10)	135,700	135,700	0	—
Omega Equity Investors, L.P. (10)	46,100	46,100	0	—

Name of selling unitholder	Number of common units owned before the offering	Number of common units being registered	Number of common units owned after the offering(1)	Percentage of common units owned after the offering
Beta Equities, Inc. (10)	112,600	112,600	0	—
GS&Co Profit Sharing Master Trust(10)	29,800	29,800	0	—
Presidential Life Corporation(10)	2,300	2,300	0	—
The Ministers and Missionaries Benefit Board of America Baptist Churches(10)	17,000	17,000	0	—
Brahman Partners II, LP(11)	29,923	29,923	0	—
Brahman Partners III, LP(11)	52,044	52,044	0	—
BY Partners, LP(11)	84,001	84,001	0	—
Brahman C.P.F. Partners, LP(11)	19,866	19,866	0	—
Brahman Partners IV, LP(11)	50,277	50,277	0	—
UBS AG London Branch(12)	277,777	277,777	0	—
Iridian Principals Fund, LP(13)	5,555	5,555	0	—
First Eagle Fund of America(14)	77,777	77,777	0	—
Leon G. Cooperman	55,555	55,555	0	—
Toby Cooperman(15)	11,111	11,111	0	—
Michael Cooperman(16)	5,555	5,555	0	—
Watchung Road Associates, L.P. (10)	27,777	27,777	0	—
Morgan Stanley Strategic Investments, Inc. (17)	505,556	505,556	0	—
Structured Finance Americas, LLC(18)	825,091	825,000	91	*
TPG-Axon Partners, LP(19)	36,666	36,666	0	—
Sunlight Capital Partners, LLC(20)	194,445	194,445	0	—
Credit Suisse Management LLC(21)	222,222	222,222	0	—
Baupost Limited Partnership 1983 A-1(22)	66,200	66,200	0	—
Baupost Limited Partnership 1983 B-1(22)	29,000	29,000	0	—
Baupost Limited Partnership 1983 C-1(22)	163,778	163,778	0	—
HB Institutional Limited Partnership(22)	72,300	72,300	0	—
PB Institutional Limited Partnership(22)	34,100	34,100	0	—
YB Institutional Limited Partnership(22)	23,800	23,800	0	—
Baupost Value Partnership, L.P. - I(22)	40,500	40,500	0	—
Baupost Value Partnership, L.P. - II(22)	30,100	30,100	0	—
Baupost Value Partnership, L.P. - III(22)	18,000	18,000	0	—
Wingate Capital Ltd. (23)	416,666	416,666	0	—

*	Less than 1%.

(1)	Assumes the selling unitholder sells all of the common units he or it is offering pursuant to this prospectus.

(2)

Royal Bank of Canada has voting and investment power over these securities. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(3)

The selling unitholder is a broker-dealer registered under the Securities Exchange Act of 1934. Any selling unitholder that is a broker-dealer may be deemed to be an underwriter with respect to the securities it sells pursuant to this prospectus. Lehman Brothers Holdings Inc., a public reporting company and the parent of the selling unitholder, may be deemed to have voting and investment power over these securities.

(4)

The selling unitholder is a wholly-owned subsidiary of Lehman Brothers Inc., which is a registered broker-dealer. The selling unitholder has represented to us that it is not acting as an underwriter with respect to securities sold pursuant to this prospectus, it purchased the units it is offering under this prospectus in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Lehman Brothers Inc. and Lehman Brothers Holdings Inc., a public reporting company and the parent of Lehman Brothers Inc., may be deemed to have voting and investment power over these securities.

(5)

The selling unitholder is an “affiliate” of a broker-dealer and has represented to us that it is not acting as an underwriter with respect to securities sold pursuant to this prospectus, it purchased the units it is offering under this prospectus in the ordinary course of business, and, at the time of such purchase, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling unitholder’s general partner is Lehman Brothers MLP Opportunity Associates LP, which is wholly-owned by Lehman Brothers MLP Opportunity Associates LLC. Lehman Brothers MLP Opportunity Associates LLC and its parent, Lehman Brothers Holdings Inc., a public reporting company, may be deemed to have voting and investment power over these securities.

(6)

Magnetar Financial LLC is the investment advisor of the selling unitholder and consequently has voting control and investment discretion over securities held by it. Magnetar Financial LLC disclaims beneficial ownership of the units held by the selling unitholder. Alec Litowitz has voting control over Supernova Management LLC, the general partner of Magnetar Capital Partners LP, the sole managing member of Mangetar Financial LLC. As a result, Mr. Litowitz may be considered the beneficial owner of any units deemed to be beneficially owned by Magnetar Financial LLC. Mr. Litowitz disclaims beneficial ownership of these units.

(7)	Jerry V. Swank, managing member of Swank Capital, LLC, the general partner of the investment advisor to the selling unitholder, has voting and investment power over these securities.

(8)	Stuart Zimmer and Craig Lucas share voting and investment power over these securities.

(9)	Wayne Cooperman, managing member of Cobalt Management, LLC GP, has voting and investment power over these securities.

(10)	Leon G. Cooperman has voting and investment power over these securities.

(11)	Peter A. Hochfelder, Mitchell A. Kuflik and Robert J. Sobel share voting and investment power over these securities.

(12)

The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Chris Coward has voting and investment power over these securities.

(13)	Iridian Asset Management LLC is investment advisor for the selling unitholder and has voting and investment power over these securities. The portfolio manager for the unitholder is Harold Levy.

(14)	Iridian Asset Management LLC is investment advisor for the selling unitholder and has voting and investment power over these securities. The portfolio manager for the unitholder is Harold Levy.

(15)	Toby Cooperman and Leon G. Cooperman share voting and investment power over these securities.

(16)	Michael Cooperman and Leon G. Cooperman share voting and investment power over these securities.

(17)

The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. Morgan Stanley, a public reporting company, may be deemed to have voting and investment power over these securities.

(18)

Deutsche Bank AG, the ultimate parent of the selling unitholder, has voting and investment power over these securities. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(19)	Dinakar Singh, managing member of the selling unitholder’s general partner, has voting and investment power over these securities.

(20)	Paul E. Singer, principal of the general partners of Elliott Associates, L.P., the selling unitholder’s parent, has voting and investment power over these securities.

(21)

Credit Suisse (USA), Inc., the controlling shareholder of the selling unitholder, has voting and investment power over these securities. The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

(22)	The Baupost Group, L.L.C. is the investment manager of the selling unitholder and consequently has voting control and investment discretion over securities held by it.

(23)

The selling unitholder is an “affiliate” of a broker-dealer and certifies that it bought the securities in the ordinary course of business, and at the time of the purchase of the securities to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities. The selling unitholder obtained beneficial ownership of the shares via a swap arrangement with the record holder, Wingate Capital Ltd.

OUR PARTNERSHIP AGREEMENT

The following is a summary of the material provisions of our partnership agreement.

Organization and Duration

We were formed on December 15, 2005 and have a perpetual existence.

Purpose

Under our partnership agreement, we are permitted to engage, directly or indirectly, in any business activity that is approved by our general partner and that lawfully may be conducted by a limited partnership organized under Delaware law and, in connection therewith, to exercise all of the rights and powers conferred upon us pursuant to the agreements relating to such business activity; provided, however, that our general partner may not cause us to engage, directly or indirectly, in any business activity that our general partner determines would cause us to be treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes.

Although our general partner has the ability to cause us, our affiliates or our subsidiaries to engage in activities other than the ownership of partnership interests in APL, our general partner has no current plans to do so and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interest of us or our limited partners. Our general partner is authorized in general to perform all acts it determines to be necessary or appropriate to carry out our purposes and to conduct our business. For a further description of limits on our business, please read “Certain Relationships and Related Transactions.”

The Units

Our common units represent limited partner interests in us. The holders of units are entitled to participate in partnership distributions and exercise the rights or privileges available to unitholders under our partnership agreement.

Cash Distribution Policy

Upon completion of our initial public offering, the board of directors of our general partner adopted a cash distribution policy pursuant to which we will declare an initial distribution of $0.24 per unit per quarter, or $0.96 per unit per year, to be paid no later than 50 days after the end of each fiscal quarter. These distributions will not be cumulative. Consequently, if distributions on our common units are not paid with respect to any fiscal quarter at the initial distribution rate, our unitholders will not be entitled to receive such payments in the future. We pay our distributions on or about the 20th of each of February, May, August and November to holders of record on or about the 13th of each such month. If the distribution date does not fall on a business day, we will make the distribution on the business day immediately preceding the indicated distribution date.

Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly. Under our partnership agreement, available cash is defined to generally mean, for each fiscal quarter, cash generated from our business in excess of the amount of cash reserves established by our general partner to, among other things:

•	provide for the proper conduct of our business;

•	comply with applicable law, any of our debt instruments or other agreements; or

•	provide funds for distributions to our unitholders for any one or more of the next four quarters.

Comparison of Rights of Holders of Our Common Units and APL’s Common Units

Our common units and APL’s common units are unlikely to trade in simple relation or proportion to one another. Instead, while the trading prices of our common units and APL’s common units are likely to follow generally similar broad trends, the trading prices may diverge because, among other things:

•	with respect to its distributions, APL’s common unitholders have a priority over our incentive distribution rights;

•	we participate in APL’s general partner’s distributions and the incentive distribution rights, and APL’s common unitholders do not; and

•	we may in the future enter into other businesses separate from APL.

The following table compares certain features of APL’s common units and our common units.

	APL’s common units	Our common units
Distributions and incentive distribution rights	APL has historically made quarterly distributions to its partners of its cash, less certain reserves for expenses and other uses of cash, including reimbursement of expenses owed to its general partner. APL’s general partner owns the incentive distribution rights.	We pay our unitholders quarterly distributions equal to the cash we receive from our APL distributions, less certain reserves for expenses and other uses of cash. Our general partner is not entitled to any distributions. Therefore, our distributions are allocated exclusively to our common unitholders.

Taxation of entity and entity Owners	APL is a flow-through entity that is not subject to an entity-level federal income tax.	Similarly, we are a flow-through entity that is not subject to an entity-level federal income tax.

	APL expects that holders of its common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions.	We also expect that holders of our common units will benefit for a period of time from tax basis adjustments and remedial allocations of deductions as a result of our ownership of common units of APL. However, incentive distribution rights do not benefit from such adjustments and allocations. Therefore, we expect the ratio of our taxable income to the distributions you will receive to be higher than the ratio of taxable income to the distributions received by APL’s common unitholders. Moreover, if APL is successful in increasing its distributable cash flow over time, we expect the ratio of our taxable income to distributions will increase.

Sources of cash flow	APL currently generates its cash flow from its natural gas transmission, gathering and processing operations.	Our only cash-generating assets consist of our interests in APL, and we currently have no independent operations. Accordingly, our financial performance and our ability to pay cash distributions to our unitholders is currently completely dependent upon the performance of APL.

Limitation on Issuance of Additional Units	APL may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.	We also may issue an unlimited number of additional partnership interests and other equity securities without obtaining unitholder approval.

Limited call right	APL’s general partner has the right, but not the obligation, to purchase all of the remaining outstanding common units of APL if at any time any of its affiliates own more than 80% of APL’s outstanding common units. The purchase price for these units is the greater of the then current market price and the highest price paid by APL’s general partner and its affiliates for APL common units over the past ninety-day period.	Our general partner has the right, but not the obligation, to purchase all of our remaining outstanding common units if at any time our affiliates own more than 87.5% of our outstanding common units. The purchase price for these units is a price not less than the then current market price of the common units.

Transfer Agent and Registrar

Duties. American Stock Transfer and Trust Company serves as registrar and transfer agent for the common units. We will pay all fees charged by the transfer agent for transfers of common units except the following that must be paid by unitholders:

•	surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges;

•	special charges for services requested by a common unitholder; and

•	other similar fees or charges.

There is no charge to unitholders for disbursements of our cash distributions. We will indemnify the transfer agent, its agents and each of their stockholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence or intentional misconduct of the indemnified person or entity.

Resignation or Removal. The transfer agent may resign, by notice to us, or be removed by us. The resignation or removal of the transfer agent will become effective upon our appointment of a successor transfer agent and registrar and its acceptance of the appointment. If no successor has been appointed and has accepted the appointment within 30 days after notice of the resignation or removal, our general partner may act as the transfer agent and registrar until a successor is appointed.

Transfer of Common Units

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the common units transferred when such transfer and admission is reflected in our books and records. Each transferee:

•	represents that the transferee has the capacity, power and authority to become bound by our partnership agreement;

•	automatically agrees to be bound by the terms and conditions of, and is deemed to have executed, our partnership agreement; and

•

gives the consents and approvals contained in our partnership agreement, such as the approval of all transactions and agreements that we are entering into in connection with our formation and this offering.

A transferee will become a substituted limited partner of our partnership for the transferred common units automatically upon the recording of the transfer on our books and records. Our general partner will cause any transfers to be recorded on our books and records no less frequently than quarterly.

We may, at our discretion, treat the nominee holder of a common unit as the absolute owner. In that case, the beneficial holders’ rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

Common units are securities and are transferable according to the laws governing transfers of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to become a substituted limited partner in our partnership for the transferred common units.

Until a common unit has been transferred on our books, we and the transfer agent may treat the record holder of the unit as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations.

Power of Attorney

Each limited partner, and each person who acquires a unit from a unitholder, by accepting the unit, automatically grants to our general partner and, if appointed, a liquidator, a power of attorney to, among other things, execute and file documents required for our qualification, continuance or dissolution. The power of attorney also grants the authority to amend, and to make consents and waivers under, our partnership agreement. Please read “—Amendments to Our Partnership Agreement.”

Capital Contributions

Unitholders are not obligated to make additional capital contributions, except as described below under “—Limited Liability.”

Limited Liability

Assuming that a limited partner does not participate in the control of our business within the meaning of the Delaware Act and that the partner otherwise acts in conformity with the provisions of our partnership agreement, its liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital it is obligated to contribute to us for its common units plus its share of any undistributed profits and assets. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group:

•	to remove or replace the general partner;

•	to approve some amendments to the partnership agreement; or

•	to take other action under the partnership agreement;

constituted “participation in the control” of our business for the purposes of the Delaware Act, then our limited partners could be held personally liable for our obligations under the laws of Delaware, to the same extent as our general partner. This liability would extend to persons who transact business with us and reasonably believe that the limited partner is a general partner. Neither our partnership agreement nor the Delaware Act specifically provides for legal recourse against our general partner if a limited partner were to lose limited liability through any fault of our general partner. While this does not mean that a limited partner could not seek legal recourse, we know of no precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years. Under the Delaware Act, a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the partnership, except that such person is not obligated for liabilities unknown to him at the time he became a limited partner and that could not be ascertained from the partnership agreement.

Limitations on the liability of limited partners for the obligations of a limited partner have not been clearly established in many jurisdictions. While we currently have no operations distinct from APL, if in the future, by our ownership in an operating company or otherwise, it were determined that we were conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by the limited partners as a group to remove or replace the general partner, to approve some amendments to our partnership agreement, or to take other action under our partnership agreement constituted “participation in the control” of our business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for our obligations under the law of that jurisdiction to the same extent as the general partner under the circumstances. We will operate in a manner that the general partner considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Voting Rights

The following is a summary of the unitholder vote required for the matters specified below. In voting their units, affiliates of our general partner will have no fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners.

Issuance of additional units	No approval right.

Amendment of our partnership agreement	Certain amendments may be made by our general partner without the approval of our unitholders. Other amendments generally require the approval of a majority of our outstanding units. Please read “—Amendments to Our Partnership Agreement.”

Merger of our partnership or the sale of all or substantially all of our assets	A majority of our outstanding units in certain circumstances. Please read “—Merger, Sale or Other Disposition of Assets.”

Dissolution of our partnership	A majority of our outstanding units. Please read “—Termination or Dissolution.”

Continuation of our business upon dissolution	A majority of our outstanding units. Please read “—Termination or Dissolution.”

Withdrawal of our general partner	Under most circumstances, the approval of a majority of the units, excluding units held by our general partner and its affiliates, is required for the withdrawal of the general partner prior to June 30, 2016 in a manner that would cause a dissolution of our partnership. Please read “—Withdrawal or Removal of Our General Partner.”

Removal of our general partner	Not less than 66 2/3 of the outstanding units, including units held by our general partner and its affiliates. Please read “—Withdrawal or Removal of Our General Partner.”

Transfer of the general partner interest	Our general partner may transfer all, but not less than all, of its general partner interest in us without a vote of our unitholders to (i) an affiliate (other than an individual) or (ii) another entity in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person. The approval of a majority of the units, excluding units held by the general partner and its affiliates, is required in other circumstances for a transfer of the general partner interest to a third party prior to June 30, 2016. Please read “—Transfer of General Partner Interest.”

Transfer of ownership interests in our general partner	No approval required at any time. Please read “—Transfer of Ownership Interests in Our General Partner.”

Issuance of additional securities

Our partnership agreement authorizes us to issue an unlimited number of additional limited partner interests and other equity securities on terms and conditions as our general partner will determine without the approval of our unitholders.

It is possible that we will fund acquisitions through the issuance of additional units or other equity securities. Holders of any additional units we issue will be entitled to share equally with the then-existing holders of units in our cash distributions. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of units in our net assets.

In accordance with Delaware law and the provisions of our partnership agreement, we may also issue additional partnership interests that, as determined by our general partner, may have special voting rights to which units are not entitled.

Amendments to Our Partnership Agreement

Amendments to our partnership agreement may be proposed only by or with the consent of our general partner. However, our general partner will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to us or the limited partners, including any duty to act in good faith or in the best interests of us or the limited partners. To adopt a proposed amendment, other than the amendments discussed below, our general partner is required to seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a majority of our outstanding units.

Prohibited Amendments

No amendment may be made that would:

(1)	enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

(2)	enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to our general partner or any of its affiliates without the consent of our general partner, which may be given or withheld at its option.

The provision of our partnership agreement preventing the amendments having the effects described in clauses (1) or (2) above can be amended upon the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval

Our general partner may generally make amendments to our partnership agreement without the approval of any limited partner to reflect:

(1)	a change in the name of the partnership, the location of the partnership’s principal place of business, the partnership’s registered agent or its registered office;

(2)	the admission, substitution, withdrawal or removal of partners in accordance with our partnership agreement;

(3)	a change that our general partner determines to be necessary or advisable for the partnership to qualify or to continue our qualification as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership will not be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

(4)	an amendment that is necessary, in the opinion of our counsel, to prevent the partnership or our general partner or its directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, whether or not substantially similar to plan asset regulations currently applied or proposed;

(5)	an amendment that our general partner determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

(6)	any amendment expressly permitted in our partnership agreement to be made by our general partner acting alone;

(7)	an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of our partnership agreement;

(8)	any amendment that our general partner determines to be necessary or advisable for the formation by the partnership of, or its investment in, any corporation, partnership or other entity, as otherwise permitted by our partnership agreement;

(9)	certain mergers or conveyances set forth in our partnership agreement;

(10)	an amendment effected, necessitated or contemplated by an amendment to APL’s partnership agreement that requires APL’s unitholders to provide a statement, certificate or other proof of evidence to APL regarding whether such unitholder is subject to United States federal income tax on the income generated by APL; and

(11)	any other amendments substantially similar to any of the matters described in (1) through (9) above.

In addition, our general partner may make amendments to our partnership agreement without the approval of any limited partner or assignee if our general partner determines, at its option, that those amendments:

(1)	do not adversely affect our limited partners (or any particular class of limited partners) in any material respect;

(2)	are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

(3)	are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

(4)	are necessary or advisable for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement or to implement the tax related provisions of our partnership agreement; or

(5)	are required to effect the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Finally, our partnership agreement specifically permits our general partner to authorize the general partner of APL to limit or modify the incentive distribution rights held by us if our general partner determines that such limitation or modification does not adversely affect our limited partners (or any particular class of limited partners) in any material respect.

Opinion of Counsel and Unitholder Approval

Our general partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in none of us, APL or APL’s intermediate or operating partnerships being treated as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval.” No other amendments to our partnership agreement will become effective without the approval of holders of at least 90% of the outstanding units unless we first obtain an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of our limited partners. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Merger, Sale or Other Disposition of Assets

Our partnership agreement generally prohibits our general partner, without the prior approval of a majority of our outstanding units, from causing us to, among other things, sell, exchange or otherwise dispose of all or substantially all of our assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on our behalf the sale, exchange or other disposition of all or substantially all of the assets of our subsidiaries. Our general partner may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of our assets without that approval. Our general partner may also sell all or substantially all of our assets under a foreclosure or other realization upon those encumbrances without that approval.

If conditions specified in our partnership agreement are satisfied, our general partner may merge us or any of our subsidiaries into, or convey some or all of our assets to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders are not entitled to dissenters’ rights of appraisal under our partnership agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of our assets or any other transaction or event.

Termination or Dissolution

We will continue as a limited partnership until terminated under our partnership agreement. We will dissolve upon:

(1)	the election of our general partner to dissolve us, if approved by the holders of a majority of our outstanding units, excluding those units held by our general partner and its affiliates;

(2)	there being no limited partners, unless we are continued without dissolution in accordance with applicable Delaware law;

(3)	the entry of a decree of judicial dissolution of our partnership; or

(4)	the withdrawal or removal of our general partner or any other event that results in its ceasing to be our general partner other than by reason of a transfer of its general partner interest in accordance with our partnership agreement or withdrawal or removal following approval and admission of a successor.

Upon a dissolution under clause (4) above, the holders of a majority of our outstanding units excluding any units held by our general partner and its affiliates, may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing a successor general partner an entity approved by the holders of a majority of our outstanding units, excluding those units held by our general partner and its affiliates, subject to receipt by us of an opinion of counsel to the effect that:

•	the action would not result in the loss of limited liability of any limited partner; and

•

none of our partnership nor the reconstituted limited partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless we are reconstituted and continued as a new limited partnership, the liquidator authorized to wind up our affairs will, acting with all the powers of our general partner that the liquidator deems necessary or desirable in its good faith judgment, liquidate our assets. The proceeds of the liquidation will be applied as follows:

•	first, towards the payment of all of our creditors and the creation of a reserve for contingent liabilities; and

•	then, to all partners in accordance with the positive balance in the respective capital accounts.

Under some circumstances and subject to some limitations, the liquidator may defer liquidation or distribution of our assets for a reasonable period of time. If the liquidator determines that a sale would be impractical or would cause a loss to our partners, it may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets in kind to our partners.

Withdrawal or Removal of Our General Partner

Except as described below, our general partner has agreed not to withdraw voluntarily as our general partner prior to June 30, 2016 without obtaining the approval of a majority of our outstanding units, excluding those held by our general partner and its affiliates, and furnishing an opinion of counsel regarding limited liability and tax matters. On or after June 30, 2016, our general partner may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of our partnership agreement. In addition, our general partner may withdraw without unitholder approval upon 90 days’ notice to our limited partners if at least 50% of our outstanding common units are held or controlled by one person and its affiliates other than our general partner and its affiliates.

Upon the voluntary withdrawal of our general partner, the holders of a majority of our outstanding units, excluding the units held by the withdrawing general partner and its affiliates, may elect a successor to the withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within 90 days after that withdrawal, the holders of a majority of our outstanding units, excluding the units held by the withdrawing general partner and its affiliates, agree to continue our business and to appoint a successor general partner.

Our general partner may not be removed unless that removal is approved by (i) the audit and conflicts committee of the general partner and (ii) not less than 66 2/3% of our outstanding units, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by a majority of our outstanding units, including those held by our general partner and its affiliates. The ownership of more than 33 1/3% of the outstanding units by our general partner and its affiliates would give it the practical ability to prevent its removal. Atlas America currently owns approximately 64% of the outstanding units.

In addition, we will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for our benefit.

Transfer of General Partner Interest

Except for transfer by our general partner of all, but not less than all, of its general partner interest in us to:

•	an affiliate of the general partner (other than an individual); or

•

another entity as part of the merger or consolidation of the general partner with or into another entity or the transfer by the general partner of all or substantially all of its assets to another entity, our general partner may not transfer all or any part of its general partner interest in us to another entity prior to June 30, 2016 without the approval of a majority of the common units outstanding, excluding common units held by our general partner and its affiliates. As a condition of this transfer, the transferee must assume the rights and duties of our general partner, agree to be bound by the provisions of the partnership agreement, and furnish an opinion of counsel regarding limited liability and tax matters.

Transfer of Ownership Interests in Our General Partner

At any time, Atlas America, as the sole member of our general partner, may sell or transfer all or part of its ownership interest in the general partner without the approval of our unitholders.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove our general partner as general partner or otherwise change management. If any person or group other than our general partner and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to (i) any person or group that acquires the units from our general partner or its affiliates, (ii) any transferees of that person or group approved by our general partner or (iii) any person or group that acquires 20% of any class of units with the prior approval of the board of directors of our general partner.

Limited Call Right

If at any time our general partner and its affiliates hold more than 87.5% of the outstanding limited partner interests of any class, our general partner will have the right, but not the obligation, which it may assign in whole or in part to any of its affiliates or us, to acquire all, but not less than all, of the remaining limited partner interests of the class held by unaffiliated persons as of a record date to be selected by our general partner, on at least ten but not more than 60 days’ notice. The purchase price in the event of this purchase is the greater of:

•

the highest cash price paid by either our general partner or any of its affiliates for any limited partners interests of the class purchased within the 90 days preceding the date our general partner first mails notice of its election to purchase the limited partner interests; and

•	the current market price of the limited partner interests of the class as of the date three days prior to the date that notice is mailed.

As a result of our general partner’s right to purchase outstanding limited partner interests, a holder of limited partner interests may have its limited partner interests purchased at an undesirable time or price. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his units in the market. Please read “Tax Considerations Consequences—Disposition of Units.”

Atlas America and its affiliates currently own 17,500,000 of our common units, representing approximately 64% of our outstanding common units.

Meetings; Voting

Except as described below regarding a person or group owning 20% or more of units then outstanding, unitholders on the record date will be entitled to notice of, and to vote at, meetings of our limited partners and to act upon matters for which approvals may be solicited. Units that are owned by non-citizen assignees will be voted by our general partner and our general partner will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

Our general partner does not anticipate that any meeting of unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by our unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units as would be necessary to authorize or take that action at a meeting. Meetings of the unitholders may be called by our general partner or by unitholders owning at least 20% of the outstanding units. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in us, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Securities” above. However, if at any time any person or group, other than our general partner and its affiliates, or a direct or subsequently approved transferee of our general partner or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Common units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under our partnership agreement will be delivered to the record holder by us or by the transfer agent.

Status as Limited Partner or Transferee

By transfer of common units in accordance with our partnership agreement, each transferee of common units shall be admitted as a limited partner with respect to the transferred units when such transfer and admission is reflected in our books and records. Except as described under “—Limited Liability,” the common units will be fully paid, and unitholders will not be required to make additional contributions.

Non-Citizen Assignees; Redemption

If we are or become subject to federal, state or local laws or regulations that, in the reasonable determination of our general partner, create a substantial risk of cancellation or forfeiture of any property that we have an interest in because of the nationality, citizenship or other related status of any limited partner, we may redeem the units held by the limited partner at their current market price. In order to avoid any cancellation or forfeiture, our general partner may require each limited partner to furnish information about its nationality, citizenship or related status. If a limited partner fails to furnish information about its nationality, citizenship or other related status within 30 days after a request for the information or our general partner determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from us, including liquidating distributions. A non-citizen assignee does not have the right to direct the voting of his units and may not receive distributions in kind upon our liquidation.

Indemnification

Under our partnership agreement, in most circumstances, we will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

(1)	our general partner;

(2)	any departing general partner;

(3)	any person who is or was an affiliate of our general partner or any departing general partner;

(4)	any person who is or was an officer, director, employee, agent, member, partner, fiduciary or trustee of any entity described in (1), (2) or (3) above or their affiliates;

(5)	any person who is or was serving as an officer, director, employee, member, partner, agent, fiduciary or trustee of another person at the request of the general partner or any departing general partner; and

(6)	any person designated by our general partner.

Any indemnification under these provisions will only be out of our assets. Unless it otherwise agrees, our general partner will not be personally liable for, or have any obligation to contribute or loan funds or assets to us to enable us to effectuate, indemnification. We may purchase insurance against liabilities asserted against and expenses incurred by persons for our activities, regardless of whether we would have the power to indemnify the person against liabilities under the partnership agreement.

Reimbursement of Expenses

Our partnership agreement requires us to reimburse our general partner for all direct and indirect expenses it incurs or payments it makes on our behalf and all other expenses allocable to us or otherwise incurred by our general partner in connection with operating our business. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. The general partner is entitled to determine in good faith the expenses that are allocable to us.

Books and Reports

Our general partner is required to keep appropriate books of our business at our principal offices. The books will be maintained for both tax and financial reporting purposes on an accrual basis. Our fiscal year is the calendar year.

We will furnish or make available to record holders of units, within 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by our independent public accountants. Except for our fourth quarter, we will also furnish or make available summary financial information within 90 days after the close of each quarter.

We will furnish each record holder of a unit with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. This information is expected to be furnished in summary form so that some complex calculations normally required of partners can be avoided. Our ability to furnish this summary information to unitholders will depend on the cooperation of unitholders in supplying us with specific information. Every unitholder will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns, regardless of whether he supplies us with information.

Right to Inspect Our Books and Records

A limited partner can, for a purpose reasonably related to the limited partner’s interest as a limited partner, upon reasonable demand stating the purpose of such demand and at his own expense, obtain:

•	a current list of the name and last known address of each partner;

•	a copy of our tax returns;

•

information as to the amount of cash and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner;

•	copies of our partnership agreement, our certificate of limited partnership, amendments to either of them and powers of attorney which have been executed under our partnership agreement;

•	information regarding the status of our business and financial condition; and

•	any other information regarding our affairs as is just and reasonable.

Our general partner may, and intends to, keep confidential from the limited partners trade secrets and other information the disclosure of which our general partner believes in good faith is not in our best interest or which we are required by law or by agreements with third parties to keep confidential.

Registration Rights

Under our partnership agreement, we have agreed to register for resale under the Securities Act and applicable state securities laws any units or other partnership securities proposed to be sold by our general partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. We are obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions. Please read “Units Eligible for Future Sale.”

TAX CONSIDERATIONS

This section is a discussion of the material tax considerations that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Ledgewood, P.C., tax counsel to the general partner and us, insofar as it relates to matters of United States federal income tax law and legal conclusions with respect to those matters. This section is based upon current provisions of the Internal Revenue Code, existing and proposed regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Atlas Pipeline Holdings, L.P.

The following discussion does not address on all federal income tax matters affecting us or the unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, foreign persons, individual retirement accounts (IRAs), real estate investment trusts (REITs) or mutual funds. Accordingly, we urge you to consult, and depend on, your own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to you of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Ledgewood and are based on the accuracy of the representations made by us.

We have not received, and will not request, a ruling from the IRS regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Ledgewood. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made here may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Ledgewood has not rendered an opinion with respect to the following specific federal income tax issues:

•	the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•

whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•	whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner of a partnership is required to take into account its share of items of income, gain, loss and deduction of the partnership in computing its federal income tax liability, regardless of whether cash distributions are made to it by the partnership. Distributions by a partnership to a partner are generally not taxable unless the amount of cash distributed is in excess of the partner’s adjusted basis in its partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “qualifying income exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of crude oil, natural gas and products thereof, including our allocable share of such income from APL. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 1% of our current income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by us and our general partner and a review of the applicable legal authorities, Ledgewood is of the opinion that at least 90% of our current gross income constitutes qualifying income.

We have not received, and will not seek, a ruling from the IRS and the IRS has made no determination as to our status for federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Moreover, we have not received, and will not seek, a ruling from the IRS and the IRS has made no determination as to APL’s status for federal income tax purposes or whether its operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Ledgewood that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership for federal income tax purposes.

In rendering its opinion, Ledgewood has relied on factual representations made by us and our general partner. The representations made by us and our general partner upon which Ledgewood has relied are:

•	Neither we nor APL will elect to be treated as a corporation; and

•

For each taxable year, more than 90% of our gross income will be income that Ledgewood has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code.

If we fail to meet the qualifying income exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the qualifying income exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This contribution and liquidation should be tax-free to unitholders and us so long as we, at that time, do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for federal income tax purposes.

If we were taxable as a corporation in any taxable year, either as a result of a failure to meet the qualifying income exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to the unitholders, and our net income would be taxed to us at corporate rates. Moreover, if APL were taxable as a corporation in any given year, our share of APL’s items of income, gain, loss and deduction would not be passed through to us, and APL would pay tax on its income at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation of either us or APL as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Ledgewood’s opinion that we and APL will be classified as a partnership for federal income tax purposes.

Limited Partner Status

Unitholders who have become our limited partners will be treated as our partners for federal income tax purposes. Also:

•	assignees who have executed and delivered transfer applications, and are awaiting admission as limited partners; and

•

unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units will be treated as our partners for federal income tax purposes.

As there is no direct authority addressing assignees of units who are entitled to execute and deliver transfer applications and thereby become entitled to direct the exercise of attendant rights, but who fail to execute and deliver transfer applications, Ledgewood’s opinion does not extend to those persons. Furthermore, a purchaser or other transferee of units who does not execute and deliver a transfer application may not receive some federal income tax information or reports furnished to record holders of units unless the units are held in a nominee or street name account and the nominee or broker has executed and delivered a transfer application for those units.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose its status as a partner with respect to those units for federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their status as partners in Atlas Pipeline Holdings, L.P.

The references to “unitholders” in the discussion that follows are to persons who are treated as our partners for federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

We will not pay any federal income tax. Instead, each unitholder will be required to report on its income tax return share of our income, gains, losses and deductions without regard to whether corresponding cash distributions are received by the unitholder. Consequently, we may allocate income to a unitholder even if it has not received a cash distribution. Each unitholder will be required to include in income allocable share of our income, gains, losses and deductions for our taxable year ending with or within its taxable year. Our taxable year ends on December 31.

Treatment of Distributions

Distributions by us to a unitholder generally will not be taxable to the unitholder for federal income tax purposes, except to the extent the amount of any such cash distribution exceeds the unitholder’s tax basis in the common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “Disposition of Common Units.” Any reduction in a unitholder’s share of our liabilities for which no partner, including our general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, the unitholder must recapture any losses deducted in previous years. Please read “—Tax Consequences of Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional common units will decrease the unitholder’s share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items” both as defined in the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, he will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (1) the non-pro rata portion of that distribution over (2) the unitholder’s tax basis for the share of Section 751 Assets deemed relinquished in the exchange.

Ratio of Taxable Income to Distributions

Our ratio of taxable income to cash distributions will be much greater than the ratio applicable to holders of APL common units. Other holders of APL common units receive remedial allocations of deductions from APL. Although we receive remedial allocations of deductions from APL, remedial allocations of deductions to us will be very limited. In addition, our ownership of APL’s incentive distribution rights causes more taxable income to be allocated to us from APL than is allocated to holders who hold only APL common units. If APL is successful in increasing its distributions over time, our income allocations from our APL incentive distribution rights will increase, and, therefore, our ratio of taxable income to cash distributions will increase. Because our ratio of taxable income to cash distributions will be greater than the ratio applicable to holders of APL common units, your allocable taxable income will be significantly greater than that of a holder of common units in APL who receives cash distributions from APL equal to the cash distributions you receive from us.

Basis of Common Units

A unitholder’s initial tax basis for its common units will be the amount the unitholder paid for the common units plus its share of our nonrecourse liabilities. That basis will be increased by the unitholder’s share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in its share of our nonrecourse liabilities and by its share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on its share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses.

The deduction by a unitholder of its share of our losses will be limited to the tax basis in the units and, in the case of an individual unitholder or a corporate unitholder, if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by five or fewer individuals or some tax-exempt organizations, to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than its tax basis. A unitholder must recapture losses deducted in previous years to the extent that distributions cause its at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the unitholder’s tax basis or at risk amount, whichever is the limiting factor, is subsequently increased. Upon the taxable disposition of a unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss above that gain previously suspended by the at risk or basis limitations is no longer utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of its units, excluding any portion of that basis attributable to its share of our nonrecourse liabilities, reduced by any amount of money the unitholder borrows to acquire or hold its units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in its share of our nonrecourse liabilities.

The passive loss limitations generally provide that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally corporate or partnership activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. As a general rule, the passive loss limitations are applied separately with respect to each publicly traded partnership. However, the application of the passive loss limitations to tiered publicly traded partnerships is uncertain. We will take the position that any passive losses we generate that are reasonably allocable to our investment in APL will only be available to offset our passive income generated in the future that is reasonably allocable to our investment in APL and will not be available to offset income from other passive activities or investments, including other investments in private businesses or investments we may make in other publicly traded partnerships. Moreover, because the passive loss limitations are applied separately with respect to each publicly traded partnership, any passive losses we generate will not be available to offset your income from other passive activities or investments, including your investments in other publicly traded partnerships, such as APL, or salary or active business income. Further, your share of our net income may be offset by any suspended passive losses from your investment in us, but may not be offset by our current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when the unitholder disposes of its entire investment in us and APL in a fully taxable transaction with an unrelated party.

The IRS could take the position that for purposes of applying the passive loss limitation rules to tiered publicly traded partnerships, such as APL and us, the related entities are treated as one publicly traded partnership. In that case, any passive losses we generate would be available to offset income from your investments in APL. However, passive losses that are not deductible because they exceed a unitholder’s share of income we generate would not be deductible in full until a unitholder disposes of its entire investment in both us and APL in a fully taxable transaction with an unrelated party.

The passive activity loss rules are applied after other applicable limitations on deductions, including that risk rules and the basis limitation.

Limitations on Interest Deductions

The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•	interest on indebtedness properly allocable to property held for investment;

•	our interest expense attributed to portfolio income; and

•	the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. The IRS has indicated that net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections

If we are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder or our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated to the unitholders in accordance with their percentage interests in us. If we have a net loss for the entire year, that loss will be allocated to the unitholders in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to the general partner.

Specified items of our income, gain, loss and deduction will be allocated to account for the difference between the tax basis and fair market value of our assets at time of this offering, referred to in this discussion as “contributed property.” The effect of these allocations to a unitholder purchasing common units in this offering will be essentially the same as if the tax basis of our assets were equal to their fair market value at the time of this offering. In addition, items of recapture income will be allocated to the extent possible to the partner who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in such amount and manner as is needed to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of contributed property, and “tax” capital account, credited with the tax basis of contributed property, referred to in this discussion as the “book-tax disparity,” will generally be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of its interest in us, which will be determined by taking into account all the facts and circumstances, including:

•	the relative contributions to us;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Ledgewood is of the opinion that, with the exception of the issues described in “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, the unitholder would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of our income, gain, loss or deduction with respect to those units would not be reportable by the unitholder;

•	any cash distributions received by the unitholder as to those units would be fully taxable; and

•	all of these distributions would appear to be ordinary income.

Ledgewood has not rendered an opinion regarding the treatment of a unitholder where common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing their units. The IRS has announced that it is actively studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax

Each unitholder will be required to take into account its distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in units on their liability for the alternative minimum tax.

Tax Rates

In general, the highest effective United States federal income tax rate for individuals is currently 35% and the maximum United States federal income tax rate for net capital gains of an individual is currently 15% if the asset disposed of was held for more than 12 months at the time of disposition.

Section 754 Election

We made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS. The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect its purchase price. This election does not apply to a person who purchases common units directly from us. The Section 743(b) adjustment belongs to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (1) its share of our tax basis in our assets (“common basis”) and (2) its Section 743(b) adjustment to that basis.

Treasury regulations under Section 743 of the Internal Revenue Code require, if the remedial allocation method is adopted (which we adopted), a portion of the Section 743(b) adjustment attributable to recovery property to be depreciated over the remaining cost recovery period for the Section 704(c) built-in gain. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these Treasury Regulations. Please read “—Uniformity of Units.”

Although Ledgewood is unable to opine as to the validity of this approach because there is no controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of the property, or treat that portion as non-amortizable to the extent attributable to property the common basis of which is not amortizable. This method is consistent with the regulations under Section 743 of the Internal Revenue Code but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “—Uniformity of Units.”

A Section 754 election is advantageous if the transferee’s tax basis in its units is higher than the units’ share of the aggregate tax basis of our assets immediately before the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and its share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in its units is lower than those units’ share of the aggregate tax basis of our assets immediately before the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built in loss immediately after the transfer or if we distribute property and have a substantial basis reduction. Generally, a built in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets or the tangible assets owned by APL to goodwill instead. Goodwill, as an intangible asset, is generally amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Taxable Year

Our taxable year is the calendar year. Each unitholder will be required to include in income its share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. A unitholder who has a different taxable year than our taxable year and who disposes of all of its units following the close of our taxable year but before the close of its taxable year must include its share of our income, gain, loss and deduction in income for its taxable year, with the result that the unitholder will be required to include in income for its taxable year his share of more than one year of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.

Initial Tax Basis, Depreciation and Amortization

The tax basis of our assets and APL’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The tax basis of our assets we own at the time of this offering will be greater to the extent such assets have been recently acquired. The federal income tax burden associated with the difference between the fair market value of our assets and APL’s assets and their tax basis immediately prior to this offering will be borne by our existing unitholders. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets are placed in service. Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we or APL dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own or APL owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in us. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

Valuation and Tax Basis of Our Properties

The federal income tax consequences of the ownership and disposition of units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets and APL’s assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by it plus its share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit held for more than one year will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of units held more than 12 months will generally be taxed at a maximum rate of 15%. However, a portion of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own or APL owns. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in its entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling, a common unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the regulations, may designate specific common units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional units or a sale of common units purchased in separate transactions is urged to consult its tax advisor as to the possible consequences of this ruling and application of the regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contractor a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees

In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which we refer to in this prospectus as the “allocation date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the allocation date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

The use of this method may not be permitted under existing Treasury Regulations as there is no controlling authority on the issue. Accordingly, Ledgewood is unable to opine on the validity of this method of allocating income and deductions between unitholders. If this method is not allowed under the Treasury Regulations, or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders.

We are authorized to revise our method of allocation between unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements

A unitholder who sells any of its units other than through a broker generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is generally required to notify us in writing of that purchase within 30 days after the purchase, unless a broker or nominee will satisfy such requirement. We are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker.

Constructive Termination

We will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a 12-month period. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may result in more than 12 months of our taxable income or loss being includable in the unitholder’s taxable income for the year of termination. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation.

A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination.

Uniformity of Units

Because we cannot match transferors and transferees of units, we must maintain uniformity of the economic and tax characteristics of the units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property, to the extent of any unamortized book-tax disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the common basis of that property, or treat that portion as nonamortizable, to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized book-tax disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them.

Employee benefit plans and most other organizations exempt from federal income tax, including individual retirement accounts and other retirement plans, are subject to federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to them.

Non-resident aliens and foreign corporations, trusts or estates that own units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file federal tax returns to report their share of our income, gain, loss or deduction and pay federal income tax at regular rates on their share of our net income or gain. Moreover, under rules applicable to publicly traded partnerships, we will withhold at the highest applicable effective tax rate from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns units will be treated as engaged in a United States trade or business, that corporation may be subject to the United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

Under a published ruling of the IRS, the IRS has taken a position that a foreign unitholder who sells or otherwise disposes of a unit will be subject to federal income tax on gain realized on the sale or disposition of that unit to the extent that this gain is effectively connected with a United States trade or business of the foreign unitholder. Because a foreign unitholder is considered to be engaged in business in the United States by virtue of the ownership of units, under this ruling a foreign unitholder who sells or otherwise disposes of a unit generally will be subject to federal income tax on gain realized on the sale or disposition of units. Apart from the ruling, a foreign unitholder will not be taxed or subject to withholding upon the sale or disposition of a unit if he has owned less than 5% in value of the units during the five-year period ending on the date of the disposition and if the units are regularly traded on an established securities market at the time of the sale or disposition.

Administrative Matters

Information Returns and Audit Procedures

We intend to furnish to each unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes its share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will in all cases yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Ledgewood can assure unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the units.

The IRS may audit our federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of its return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “tax matters partner” for these purposes. Our partnership agreement named Atlas Pipeline Holdings GP, LLC as our tax matters partner.

The tax matters partner will make some elections on our behalf and on behalf of unitholders. In addition, the tax matters partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The tax matters partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the tax matters partner. The tax matters partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the tax matters partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting

Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a United States person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	a tax-exempt entity;

•	the amount and description of units held, acquired or transferred for the beneficial owner; and

•	specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $50 per failure, up to a maximum of $100,000 per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties

An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return:

•	for which there is, or was, “substantial authority” or

•	as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return.

If any item of income, gain, loss or deduction included in the distributive shares of unitholders for a given year might result in an “understatement” of income for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for penalties. More stringent rules apply to “tax shelters,” which we do not believe include us.

A substantial valuation misstatement exists if the value of any property, or the adjusted basis of any property, claimed on a tax return is 200% or more of the amount determined to be the correct amount of the valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses in excess of $2.0 million. Our participation in a reportable transaction could increase the likelihood that our federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “Information Returns and Audit Procedures” above.

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•	accuracy related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Accuracy Related Penalties,”

•	for those persons otherwise entitled to deduct interest on federal tax deficiencies, nondeductability of interest on any resulting tax liability; and

•	in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any reportable transactions.

State, Local, Foreign and Other Tax Considerations

In addition to federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we or APL do business or own property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. We or APL currently own property or do business in Arkansas, Kansas, Missouri, New York, Ohio, Oklahoma, Pennsylvania and Texas, and each impose a personal income tax on individuals as well as an income tax on corporations and other entities, other than Texas. We may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, its tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as United States federal tax returns, that may be required. Ledgewood has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We are registering the resale from time to time of the common units offered by this prospectus in accordance with the terms of a registration rights agreement with the selling unitholders. The registration of these units, however, does not necessarily mean that any of the units will be offered or sold by the selling unitholders or their respective donees, pledgees or other transferees or successors in interest. We will not receive any proceeds from the sale of the common units offered by this prospectus.

Subject to certain restrictions on transfer that may be applicable to the selling unitholders, they may sell the common units described in this prospectus and any prospectus supplement to one or more underwriters for public offering and sale, or they may sell the common units to investors directly or through dealers or agents.

The selling unitholders may act independently of us in making decisions with respect to the timing, manner and size of each of their sales. The selling unitholders may make sales on the New York Stock Exchange or otherwise, at prices and under terms prevailing at the time of the sale, or at prices related to the then-current market price, at fixed prices, or in privately negotiated transactions. The selling unitholders may sell the common units offered by this prospectus by one or more of, or a combination of, the following methods:

•	purchases by a broker-dealer as principal and resales by such broker-dealer for its own account pursuant to this prospectus;

•	ordinary brokerage transactions and transactions in which the broker solicits purchasers;

•	block trades in which the broker-dealer so engaged will attempt to sell the common units as agent, but may position and resell a portion of the block as principal to facilitate the transaction; or

•	privately negotiated transactions, which include direct sales to purchasers and sales effected through agents.

In effecting sales, broker-dealers engaged by the selling unitholders may arrange for other broker-dealers to participate. Broker-dealers may receive compensation from the selling unitholders in the form of commissions, discounts or concessions. Broker-dealers may also receive compensation from purchasers of the common units for whom they act as agents or to whom they sell as principals or both. Compensation as to a particular broker-dealer may be in excess of customary commissions and will be in amounts to be negotiated.

The distribution of the common units also may be effected from time to time in one or more underwritten transactions. Any underwritten offering may be on a “best efforts” or a “firm commitment” basis. In connection with any underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the selling unitholders or from purchasers of the units. Underwriters may sell the common units to or through dealers, and dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents.

Any underwriting compensation paid by any selling unitholder to underwriters or agents in connection with the offering of these common units, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of these common units may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of these common units may be deemed to be underwriting discounts and commissions under the Securities Act. Any underwriter, dealer or agent involved in the offer and sale of these common units will be named in the applicable prospectus supplement.

In addition, any securities registered and offered pursuant to this prospectus which qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

The selling unitholders may be required by the securities laws of some states to offer and sell the common units only through registered or licensed brokers or dealers.

We have agreed to pay all expenses incident to the offering and sale of the common units offered by this prospectus, other than commissions, discounts and fees of underwriters, broker-dealers or agents. We have agreed to indemnify the selling unitholders against certain liabilities to which they may become subject in connection with the sale of the common units registered under this prospectus, including liabilities arising under the Securities Act.

If a prospectus supplement so indicates, the selling unitholders may authorize agents, underwriters or dealers to solicit offers by institutional investors to purchase the common units to which such prospectus supplement relates, providing for payment and delivery on a future date specified in such prospectus supplement. There may be limitations on the minimum amount that may be purchased by any institutional investor or on the number of common units that may be sold pursuant to such arrangements. Institutional investors include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as we may approve.

LEGAL MATTERS

The validity of the common units and tax matters will be passed upon for us by Ledgewood, Philadelphia, Pennsylvania.

EXPERTS

The consolidated financial statements of Atlas Pipeline Holdings, L.P. as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, incorporated in this prospectus by reference, have been audited by Grant Thornton LLP, independent registered public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving such reports.

The combined statements of assets acquired and liabilities assumed as of December 31, 2006 and the related statements of revenues and direct operating expenses of the Chaney Dell and Midkiff/Benedum systems, for each of the years in the three-year period ended December 31, 2006, have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. These combined statements were prepared for the purpose of complying with the rules and regulations of the SEC as described in note 1 and are not intended to be complete presentations of assets, liabilities, revenues, and expenses of the Chaney Dell and Midkiff/Benedum systems.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-3 with respect to this offering. This prospectus constitutes only a part of the registration statement and does not contain all of the information set forth in the registration statement, its exhibits and its schedules.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov or at our website at www.atlaspipelineholdings.com. You may also read and copy any document we file at the SEC’s public reference room at 100 F. Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for additional information on the public reference room.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it. This means that we can disclose important information to you by referring to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC under Sections 13, 14 or 15(d) of the Securities Exchange Act of 1934 will automatically update and supersede this information.

We are incorporating by reference the following documents that we have previously filed with the SEC (other than information in such documents that is deemed not to be filed):

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2006;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2007 and June 30, 2007; and

•	our Current Reports on Form 8-K or Form 8-K/A filed June 5, 2007, July 30, 2007 and October 2, 2007.

You may request a copy of any document incorporated by reference in this prospectus without charge by writing or calling us at:

Atlas Pipeline Holdings, L.P.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

(412) 262-2830

Attn: Brian Begley

You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone else to provide you with different information. We are not making an offer to sell these securities or soliciting an offer to buy these securities in any state where the offer or sale is not permitted. You should not assume that the information in this prospectus or the documents we have incorporated by reference is accurate as of any date other than the date on the front of those documents.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

Set forth below are the expenses (other than underwriting discounts and commissions) we expect to pay in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the amounts set forth below are estimated:

Securities and Exchange Commission registration fee	$7,436
Printing fees and expenses*	5,000
Legal fees and expenses*	10,000
Accounting fees and expenses*	7,500
Miscellaneous*	5,000

TOTAL	$34,936

*	Estimate

Item 15.	Indemnification of Directors and Officers

Section 17-108 of the Delaware Revised Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. The section of the prospectus entitled “Our Partnership Agreement– Indemnification” discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Item 16.	Exhibits

The following exhibits are filed herewith pursuant to the requirements of Item 601 of Regulation S-K:

5.1	Opinion of Ledgewood as to the legality of the securities being registered

8.1	Opinion of Ledgewood relating to tax matters

23.1	Consent of Grant Thornton LLP

23.2	Consent of KPMG LLP

23.3	Consent of Ledgewood (contained in Exhibits 5.1 and 8.1)

24.1	Power of Attorney (included in signature pages)

Item 17.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs 1(i), (1)(ii) and 1(iii) of this section do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of such registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by a registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Moon Township, Pennsylvania, on October 9, 2007.

ATLAS PIPELINE HOLDINGS, L.P.

By:	Atlas Pipeline Holdings GP, LLC, its general partner

	By:	/s/ Matthew A. Jones
Matthew A. Jones
Chief Financial Officer

KNOWN ALL PERSONS BY THESE PRESENTS, that the persons whose signatures appear below, constitute and appoint Matthew A. Jones and Lisa Washington, and each of them, as their true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for them and in their names, places and steads, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and any subsequent registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and the other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as they might or could do in person, hereby ratifying and conforming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons on behalf of the registrant and in the capacities indicated for Atlas Pipeline Holdings GP, LLC on October 9, 2007.

Signature	Title

/s/ Edward E. Cohen Edward E. Cohen	Chairman of the Board of Directors and Chief Executive Officer

/s/ Jonathan Z. Cohen Jonathan Z. Cohen	Vice Chairman of the Board

/s/ Robert R. Firth Robert R. Firth	President, Chief Operating Officer and Board Member

/s/ Matthew A. Jones Matthew A. Jones	Chief Financial Officer and Board Member

/s/ Sean P. McGrath Sean P. McGrath	Chief Accounting Officer

/s/ William B. Karis William B. Karis	Board Member

/s/ Jeffrey C. Key Jeffrey C. Key	Board Member

/s/ Harvey G. Magarick Harvey G. Magarick	Board Member